SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 25, 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ....X....   Form 40-F.........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .........   No ....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01):

Exhibit	Document

1.1	Retail Notes Distribution Agreement dated as of November 25, 2011 with respect to Retail Notes, Series B among Lloyds TSB Bank plc, Lloyds Banking Group plc and Barclays Capital Inc.
4.1	Second Supplemental Indenture dated as of November 25, 2011 among Lloyds TSB Bank plc, Lloyds Banking Group plc and The Bank of New York Mellon, London Branch

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

November 25, 2011

Exhibit 1.1

LLOYDS TSB BANK PLC
LLOYDS BANKING GROUP PLC

Retail Notes, Series B

Retail Notes Distribution Agreement

November 25, 2011

Barclays Capital Inc.
745 Seventh Avenue, New York, NY 10019
Attention: US-Syndicate, MTN Desk US
Fax: +1 212 526 7007

Ladies and Gentlemen:

Lloyds TSB Bank plc, a public limited company incorporated and registered in England and Wales, United Kingdom (the “Issuer”), and Lloyds Banking Group plc, a public limited company incorporated and registered in Scotland, United Kingdom (the “Guarantor”) each confirms its agreement with you (the “Selling Agent”) with respect to the issue and sale from time to time (each, an “offering”) by the Issuer of its senior notes designated as Retail Notes, Series B (the “Notes,” and together with the related Guarantee (as defined below), the “Securities”).

The Notes will be issued as senior unsecured indebtedness of the Issuer pursuant to a senior debt securities indenture, dated as of January 21, 2011, among the Issuer, the Guarantor, and The Bank of New York Mellon, as trustee (the “Trustee”) as supplemented by the second supplemental indenture dated as of November 25, 2011, among the Issuer, the Guarantor and the Trustee (as amended or modified from time to time, the “Indenture”).

The Notes will be entitled to the benefit of a full and unconditional guarantee (the “Guarantee”) by the Guarantor as set forth in the Indenture, pursuant to which the Guarantor will guarantee the obligations of the Issuer under the Notes.

The Notes will have the maturities, interest rates, redemption provisions, if any, and other terms as set forth in supplements to the Prospectus referred to below and in Term Sheets (as defined below).

On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, you agree, upon your acceptance of an appointment to sell the Securities, to use reasonable efforts to solicit and receive offers to purchase the Securities upon terms acceptable to the Issuer at such times and in such amounts as the Issuer shall from time to time specify. In addition, you may also purchase the Securities as principal pursuant to the terms of a terms agreement relating to such sale (as defined below) in accordance with the provisions of Section 3(c) hereof.

The Issuer and the Guarantor have prepared and filed with the Securities and Exchange Commission (the “Commission”) an “automatic shelf registration statement” as defined under Rule 405 under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including post-effective amendment No. 1 thereto (Registration Statement Nos. 333-167844 and 333-167844-01), including a prospectus, relating to the Securities, in accordance with the provisions of the 1933 Act, and the rules and regulations of the Commission thereunder (the “1933 Act Regulations”). Such registration statement, as amended or supplemented from time to time, including the information (if any) deemed to be a part of the registration statement at the time such information is deemed to be a part of the registration statement pursuant to Rule 430A or Rule 430B of the 1933 Act, and including the exhibits to the registration statement, as amended or supplemented from time to time, is hereinafter referred to as the “Registration Statement.” The Issuer and the Guarantor have filed with the Commission pursuant to Rule 424 under the 1933 Act, a prospectus dated December 22, 2010 that describes certain terms of the Securities, which is hereinafter referred to as the “Base Prospectus.”

The Issuer and the Guarantor have filed with the Commission pursuant to Rule 424 under the 1933 Act a supplement to the Base Prospectus dated November 25, 2011 that describes certain terms of the Securities, which is hereinafter referred to as the “Prospectus Supplement.” The Issuer and the Guarantor propose to file with the Commission from time to time, pursuant to Rule 424 under the 1933 Act further supplements to the Base Prospectus that will describe specific terms of the Securities. The term “Preliminary Prospectus” means the Base Prospectus, together with the Prospectus Supplement, any product supplement, any underlying supplement and any preliminary pricing supplement specifically relating to a particular offering of Securities as filed with, or transmitted for filing to, the Commission pursuant to Rule 424 under the 1933 Act. The term “Prospectus” means the Base Prospectus together with the Prospectus Supplement, any product supplement, any underlying supplement and the final pricing supplement or supplements specifically relating to a particular offering of Securities, as filed with, or transmitted for filing to, the Commission pursuant to Rule 424. As used herein, the terms “Base Prospectus,” “Prospectus Supplement,” “Preliminary Prospectus,” “Disclosure Package” (as defined below) and “Prospectus” shall include in each case the documents, if any, incorporated by reference therein.

With respect to an issuance of Securities through you, the term “free writing prospectus” has the meaning set forth in Rule 405 under the 1933 Act (which term includes, without limitation, any written information furnished to the Commission by the Issuer or the Guarantor and not incorporated by reference into the Registration Statement and any press release issued by the Issuer) prepared by or on behalf of the Issuer and the term “Permitted Free Writing Prospectus” means (i) a free writing prospectus that includes no “issuer information” (as defined in Rule 433(h)(2) under the 1933 Act) that was not included in a previously filed free writing prospectus or in the Prospectus, (ii) a free writing prospectus prepared in the form of a term sheet or preliminary pricing supplement with respect to such Securities (a “Term Sheet”) reviewed and approved by the Issuer in advance in writing, or (iii) any issuer or underwriter free writing prospectus approved by the Issuer in advance in writing. “Disclosure Package” in connection with an offering means the Preliminary Prospectus together with each Permitted Free Writing Prospectus, if any. “Applicable Time” as used herein shall occur immediately after the time and date when the Selling Agent first conveys to purchasers the final pricing terms for an issue of Securities set forth in the Term Sheet for such issue. The terms “supplement,”

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“supplemented,” “amendment,” “amended” and “amend” as used herein shall include all documents deemed to be incorporated by reference that are filed subsequent to the date of the Base Prospectus by the Issuer and the Guarantor with the Commission pursuant to the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “1934 Act”).

1.           Representations and Warranties of the Issuer and the Guarantor. Each of the Issuer and the Guarantor represents and warrants to and agrees with you (i) as of the Commencement Date (as defined in Section 3(e)), (ii) as of each date on which the Issuer accepts an offer to purchase Securities (including any purchase by you as principal pursuant to a Terms Agreement), (iii) as of the date the Issuer issues and delivers Securities to you, and (iv) as of any time that the Registration Statement or Prospectus shall be amended or supplemented (each of the times referenced above is referred to herein as a “Representation Time”), as follows, it being understood that such representations, warranties and agreements relate to the Registration Statement and the Prospectus, each as amended or supplemented to each such Representation Time:

(a)           An “automatic shelf registration statement” (as defined in Rule 405 under the 1933 Act) on Form F-3 in respect of the Securities (File Nos. 333-167844 and 333-167844-01), and any post-effective amendment thereto required to be filed with the Commission, (i) has been prepared by the Issuer and the Guarantor in conformity with the requirements of the 1933 Act Regulations, (ii) has been filed with the Commission under the 1933 Act not earlier than the date that is three years prior to the date hereof and (iii) upon its filing with the Commission, automatically became and is effective under the 1933 Act.

(b)           The Commission has not issued any order preventing or suspending the effectiveness of the Registration Statement or any part thereof or preventing or suspending the use of any Preliminary Prospectus, Disclosure Package, Permitted Free Writing Prospectus, or the Prospectus; and no proceeding for any such purpose or pursuant to Section 8A of the 1933 Act against the Issuer or the Guarantor or related to the offering has been, to the Issuer’s and the Guarantor’s knowledge, instituted or threatened by the Commission. The Commission has not issued any order directed to any document incorporated by reference in the most recent Preliminary Prospectus, if any, or the Prospectus, and, to the Issuer’s and the Guarantor’s knowledge, no proceeding has been instituted or threatened by the Commission with respect to any document incorporated by reference in the most recent Preliminary Prospectus, if any, or the Prospectus. The Commission has not notified the Issuer or the Guarantor of any objection to the use of such Registration Statement or any post effective amendment thereto.

(c)           The Guarantor has been, and continues to be, a “well-known seasoned issuer” (as defined in Rule 405 of the 1933 Act Regulations) and neither the Issuer nor the Guarantor has been, or continues to be, an “ineligible issuer” (as defined in Rule 405 of the 1933 Act Regulations), in each case at all times relevant under the 1933 Act in connection with the offering of the Securities.

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(d)           The Registration Statement conformed on the date on which it became effective and conforms, and any amendment or supplement to the Registration Statement filed after the date hereof will conform, in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations. The Preliminary Prospectus, if any, conforms, and the Prospectus, and any amendment or supplement thereto, will conform, in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations when they become effective or are filed with the Commission. The documents incorporated by reference in the Registration Statement, Disclosure Package and the Preliminary Prospectus, if any, or the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the 1933 Act or the 1934 Act, or with the Trust Indenture Act (as defined below), as applicable, and the 1933 Act Regulations, and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform, in all material respects to the requirements of the 1933 Act or the 1934 Act, as applicable, and the 1933 Act Regulations; provided, however, that the representations and warranties in this subsection shall not apply to that part of the Registration Statement that constitutes the Statement of Eligibility (the “Form T-1”) under the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), of the Trustee.

(e)           The Registration Statement did not, as of the date on which it became effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that no representation or warranty is made as to information contained in or omitted from the Registration Statement in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by or on behalf of the Selling Agent specifically for inclusion therein.

(f)           The Disclosure Package did not, at the Applicable Time, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and no Permitted Free Writing Prospectus conflicts with the Prospectus or Registration Statement; provided, however, that no representation or warranty is made as to information contained in or omitted from the Disclosure Package in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by or on behalf of the Selling Agent specifically for inclusion therein.

(g)           The Prospectus, and any amendment or supplement thereto, as of its date did not, and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made as to information contained in or omitted from the Prospectus in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by or on behalf of the Selling Agent specifically for inclusion therein; provided, further that the representations and warranties in this subsection shall not apply to the Form T-1 of the Trustee.

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(h)           Since the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Prospectus, except as otherwise set forth or contemplated therein, there has been no material adverse change in the condition, financial or otherwise, or in the results of operations of the Issuer, the Guarantor and their subsidiaries considered together as one enterprise (“Material Adverse Change”).

(i)           The Issuer and the Guarantor have (i) been duly incorporated in and are validly registered under the laws of England and Wales, and Scotland, respectively; (ii) the requisite corporate power and authority to execute and deliver this Agreement, any Terms Agreement (as hereinafter defined) and the Indenture and to issue the Notes or the Guarantee, as applicable, and, in each case, to perform its obligations hereunder and thereunder; (iii) the corporate power and authority to conduct their respective businesses through their respective subsidiaries as described in the Disclosure Package and the Prospectus; and (iv) duly authorized, executed and delivered this Agreement and any applicable Terms Agreement, and, assuming due authorization, execution and delivery by you of this Agreement and any Terms Agreement, this Agreement and such Terms Agreement constitute the valid and legally binding agreement of the Issuer and the Guarantor, enforceable in accordance with their terms, except as rights to indemnity or contribution, which may be limited by applicable law and subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

(j)           The Indenture has been duly qualified under the Trust Indenture Act and has been or will be duly authorized, executed and delivered by each of the Issuer and the Guarantor prior to the issuance of the relevant Securities and, assuming due authorization, execution and delivery by the Trustee, constitutes a valid and legally binding obligation of the Issuer and the Guarantor, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

(k)           The forms of the Notes and the Guarantee have been duly authorized and established in conformity with the provisions of the Indenture and, when the Notes have been executed and authenticated and the Guarantee endorsed thereon in accordance with the provisions of the Indenture and delivered to and duly paid for by the purchasers thereof, (i) the Notes will be entitled to the benefits of the Indenture and will be valid and binding obligations of the Issuer and (ii) the Guarantee will be entitled to the benefits of the Indenture and will be a valid and binding obligation of the Guarantor, each enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

(l)           The Indenture, the Notes and the Guarantee will conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Prospectus.

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(m)          All consents, approvals, authorizations, orders and decrees of any court or governmental agency or body of the United States or the United Kingdom having jurisdiction over the Issuer or the Guarantor required for the consummation by the Issuer or the Guarantor of the transactions contemplated by this Agreement or any applicable Terms Agreement or to permit the Issuer or the Guarantor to effect interest payments in U.S. dollars on the Securities in accordance with the terms of the Indenture have been obtained and are in full force and effect, except as may be required by U.S. state securities laws (the “Blue Sky laws”).

(n)          The execution, delivery and performance of this Agreement and any applicable Terms Agreement and the Indenture, the issuance, authentication, sale and delivery of the Securities and the compliance by the Issuer and the Guarantor with the respective terms thereof, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in a breach under any agreement or instrument to which the Issuer or the Guarantor is a party or by which the Issuer or the Guarantor is bound that is material to the Issuer or the Guarantor and their subsidiaries, taken as a whole, nor will such action result in any violation of (1) the provisions of the Memorandum and Articles of Association of the Issuer or the Guarantor or (2) any statute or any order, filing, rule or regulation of any United States, English or Scottish court or governmental agency or regulatory body having jurisdiction over the Issuer or the Guarantor except for any such violation in (2) above that would not, individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or on the results of operations or the business of the Issuer, the Guarantor and any of their subsidiaries, considered together as one enterprise.

(o)           Neither the Issuer nor the Guarantor is, nor after giving effect to the offer and sales of the Securities and application of the proceeds thereof as described in the Prospectus and the Disclosure Package will be, required to register as an “investment company,” as defined in the Investment Company Act of 1940, as amended.

(p)           There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Issuer or the Guarantor, threatened against or affecting the Issuer or the Guarantor or any subsidiary, which is required to be disclosed in the Disclosure Package and Prospectus (other than as disclosed therein).

(q)           None of the Issuer or the Guarantor or, to the knowledge of the Issuer or the Guarantor, any director, officer, agent, employee or affiliate of the Issuer or the Guarantor is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or any similar sanctions imposed by the European Union, the United Nations or any other body, governmental or other, to which the Issuer or the Guarantor or any of their respective affiliates is subject; and the Securities are not being issued for the purpose of funding any operations in, financing any investment or activities in or making any payments to any country or to any person targeted by any U.S. sanctions administered by OFAC.

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(r)           Except as disclosed in the Disclosure Package and the Prospectus, neither the Issuer, the Guarantor nor any of their respective subsidiaries or, to the knowledge of the Issuer, the Guarantor or each of their respective subsidiaries, any director, officer, agent, employee or other person associated with or acting on behalf of the Issuer, the Guarantor or any of their respective subsidiaries, is aware of or has taken any action, directly or indirectly, that could result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations thereunder (the “FCPA”) (including, without limitation, making use of the mail or any means or instrument of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political office, in contravention of the FCPA), the U.K. Bribery Act 2010 or any similar law or regulation, to which the Issuer, the Guarantor, any subsidiary thereof, any director, officer, agent, employee of the Issuer or the Guarantor or any subsidiary thereof may be subject. The Issuer, the Guarantor and each subsidiary thereof have conducted their businesses in compliance with the FCPA, the U.K. Bribery Act 2010 and any applicable similar law or regulation and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(s)           The operations of the Issuer, the Guarantor and their respective subsidiaries are and have been conducted at all times in material compliance with the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Issuer, the Guarantor and their respective subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Issuer, the Guarantor or their respective subsidiaries, threatened.

Notwithstanding the foregoing, it is understood and agreed that the representations and warranties set forth in Section 1(d), 1(e), 1(f), 1(g), 1(k) (except as to due authorization of the Notes and the Guarantee) and 1(n), with respect to any Securities the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities of entities unaffiliated with either the Issuer or the Guarantor, baskets of such securities, equity indices or other factors, shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission.

2.           Representations and Warranties of the Selling Agent. You represent and warrant to and agree with the Issuer and the Guarantor on behalf of yourself and any subsidiary or affiliate to be used by you in connection with the performance of your obligations under this Agreement or any Terms Agreement, as of each date on which you solicit offers to purchase Securities following your appointment as the Selling Agent, as of each date on which the Issuer accepts an offer to purchase Securities (including any purchase by you as principal pursuant to a Terms Agreement) and as of each date the Issuer issues and delivers Securities, that:

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(a)           You are actually engaged in the investment banking or securities business and that you are either (i) a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or (ii) a foreign bank, dealer or institution not eligible for membership in FINRA and not registered under the 1934 Act (a “non-member foreign dealer”). If you are a member of FINRA, you will comply with all applicable rules of FINRA, including, without limitation, the requirements of FINRA Rules 5121 and 5141 or any successor FINRA rule thereto, and you will not grant any concessions, discounts, or other allowances which are not permitted by Rule 5141. If you are a non-member foreign dealer, you will not make any sales of the Securities in, or to nationals or residents of, the United States, its territories, or its possessions, except to the extent permitted by Rule 15a-6 or any successor rule thereto, and that in making any sales of the Securities you will comply, as though you are a member of FINRA with the requirements of the following rules (including any FINRA successor rules thereto): (i) FINRA Rules 5121 and 5141, and (ii) NASD Conduct Rule 2420 as that Rule applies to a non-FINRA member broker or dealer in a foreign country. You represent and warrant that you are fully familiar with the above provisions of the Rules. You further represent, by your participation in any offering of Securities, that you have filed all documents and other information required to be filed with respect to you, any related person or any person associated with you or any such related person pursuant to Section (b)(6) of FINRA Rule 5110 (the “Financing Rule”) as such requirements relate to such offering, including, but not limited to information with respect to (A) any arrangement during the period beginning 180 days immediately preceding the required filing date of an offering and through the pricing date (the “Survey Period”), which arrangement provides for the receipt of any item of value or the transfer of any warrants, options, or other securities from the Issuer or the Guarantor to you or your related person(s), (B) any acquisitions of unregistered equity securities of the Issuer or the Guarantor by you or your related person(s) during the Survey Period, or (C) any new arrangement that provides for the receipt of any additional item of value by you or your related person(s) between the pricing date of an offering and the date ending 90 days immediately thereafter. Terms used in clauses (A), (B) and (C) of the previous sentence and not otherwise defined shall have the respective meanings given to them in the Financing Rule.

(b)           You are familiar with the requirements of NASD Notice-to-Members 88-101 relating to participation by FINRA members in shelf offerings, NASD Notice-to-Members 05-59 concerning FINRA members’ obligations when selling structured products, NASD Notice and FINRA Notice-to-Members 10-52 applying rules regarding communication with the public and institutional sales material and correspondence to certain free-writing prospectuses and Notice-to-Members 05-26 recommending best practices for reviewing new products. You agree to comply with all applicable obligatory provisions set forth therein in connection with any offering of Securities.

(c)           In selling Securities you will comply with all applicable laws, rules and regulations regarding certain sales practice obligations or suitability or diligence of accounts, including the applicable provisions of the 1933 Act and the 1934 Act, the applicable rules and regulations of the Commission thereunder, the applicable rules and regulations of FINRA and the applicable rules and regulations of any securities exchange having jurisdiction over the offering of the Securities, including NASD Rule 2310, New

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York Stock Exchange Rule 405, NASD Notice-to-Members 03-71, FINRA Notices-to-Members 09-73, 10-09 and 10-51, and any other applicable laws, rules or regulations regarding suitability or diligence of accounts.

(d)           You will not use, authorize use of, refer to, or participate in the planning for use of any written communication (as defined in Rule 405 under the 1933 Act) concerning the Securities, the Issuer or the Guarantor (including without limitation any free writing prospectus and any information furnished by the Issuer or the Guarantor but not incorporated by reference into the Preliminary Prospectus or Prospectus) other than (i) any Preliminary Prospectus or Prospectus, (ii) any Permitted Free Writing Prospectus, and with respect to any Permitted Free Writing Prospectus that was not included in a previously filed free writing prospectus or in the Prospectus; you will, pursuant to reasonable procedures developed in good faith, take steps to ensure that any such Permitted Free Writing Prospectus will not be subject to broad unrestricted dissemination, or (iii) in accordance with Section 3(f).

(e)           You will not, without the prior written consent of the Issuer, use any free writing prospectus that contains the final terms of the Notes unless such terms have previously been included in a free writing prospectus filed with the Commission.

(f)           You have not relied upon the advice from the Issuer, the Guarantor or any of their respective affiliates as to the suitability of the Securities for any investor.

(g)           You will not sell Securities to or through any dealer unless (i) you have completed due diligence with respect to that dealer and (ii) you reasonably believe such dealer has processes and policies in place that will enable such dealer to be in compliance with the substance of the representations and warranties set forth in this Section 2 upon which the Issuer and the Guarantor are entitled to rely.

(h)           In connection with (i) your actions as Selling Agent and (ii) each sale of Securities to you as principal, as the case may be, you agree to provide the Issuer upon the Issuer’s request with such information as the Issuer may reasonably require in order for the Issuer to determine the tax treatment of the Securities, including, without limitation, information necessary to determine the “issue price” and whether all the Securities form part of the same “issue” for U.S. federal income tax purposes; provided that you shall be required to deliver such information only to the extent that such information is in your possession or is reasonably available to you, it being understood that you will take commercially reasonable steps to obtain such information from any other dealers to which you resell such Securities, except that, for the avoidance of doubt, you shall not be required to incur any material costs or commit an unreasonable amount of time in attempting to obtain such information.

3.           Solicitations as Selling Agent; Purchases as Principal.

(a)           Exclusivity with Respect to Retail Notes, Series B; Survivor’s Options.  The Issuer and the Guarantor hereby agree that the Securities will be sold exclusively to or through the Selling Agent pursuant to the terms of this Agreement and any Terms

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Agreement. The Issuer and the Guarantor agree that the Issuer or the Guarantor may not (i) directly or indirectly (other than through the Selling Agent) offer, sell or distribute any Securities or (ii) appoint any other agents, including, without limitation, any affiliate of the Issuer or the Guarantor, to act on the Issuer’s or the Guarantor’s behalf, or to assist the Issuer or the Guarantor, in the placement of the Securities.  For the avoidance of doubt, (A) the restrictions imposed by clause (ii) in the preceding sentence are intended to prohibit an agent or underwriter other than the Selling Agent from both soliciting offers to purchase the Securities and purchasing the Securities as principal and (B) this Section 3(a) shall apply only in respect of the Retail Notes, Series B and will not apply to any other series of securities that the Issuer may issue from time to time.

The Issuer and the Guarantor agree that in the event that (i) the Issuer or the Guarantor issue any securities, the type and terms of which are substantially similar to the Securities and which are intended to be marketed to a U.S. retail investor base, and which are not sold to or through the Selling Agent (“Non-Series B Securities”) and (ii) the Non-Series B Securities are structured to include a death put, survivor’s option or substantially similar feature (a “Survivor’s Option”), the Non-Series B Securities Survivor’s Option shall be substantially similar to the Survivor’s Option described in the Prospectus Supplement and the Indenture, as may be amended from time to time, with respect to: (A) eligibility criteria and qualifications required to exercise such Survivor’s Option, and (B) the Put Limitations (as defined in the Prospectus Supplement); provided, however, that (i) if for a period of eight weeks no Securities have been issued, this provision shall cease to apply until (A) the earlier of the day following a subsequent issuance of Securities and (B) the provision of written notice by the Selling Agent to the Issuer confirming its intention to solicit offers to purchase Securities or to purchase Securities as principal within the next week and (ii) this provision shall cease to apply upon the giving of notice of the termination of this Agreement by the Selling Agent, on the one hand, or the Issuer and the Guarantor, on the other hand, pursuant to Section 10 of this Agreement, except that if the parties mutually agree to rescind any such notice of termination in writing, pursuant to Section 10 of this Agreement, the terms and conditions set forth in this provision shall be automatically reinstated as of the date that the parties agree to rescind such notice.

Without the prior written consent of the Selling Agent, which consent shall not be unreasonably withheld or conditioned, neither the Issuer nor the Guarantor may amend, supplement or otherwise modify in any respect the section of the Prospectus Supplement that is entitled “Description of the Survivor's Option” or any other portion of the Prospectus Supplement that relates to the Survivor's Option, or make, distribute or file any other document or communication that purports to amend or otherwise modify the Survivor’s Option as the Survivor’s Option relates to the Securities. For the avoidance of doubt, this provision shall only apply in respect of the Retail Notes, Series B.

(b)           Solicitations as Selling Agent. In connection with your actions as selling agent, you agree to use reasonable efforts to solicit offers to purchase Securities upon the terms and conditions set forth in the Disclosure Package as then amended or supplemented.

The Issuer reserves the right, in its sole discretion, to instruct you to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Securities. Upon receipt of at least one business day’s prior notice from the Issuer, you will forthwith suspend solicitations of offers to purchase Securities from the Issuer until such time as the Issuer has advised you that such solicitation may be resumed. While such solicitation is suspended, neither the Issuer nor the Guarantor shall be required to deliver any certificates, opinions or letters in accordance with Sections 6(a), 6(b) and 6(c); provided, however, that if the Registration Statement, Prospectus, or Prospectus Supplement is amended or supplemented during the period of suspension (other than by

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an amendment or supplement providing solely for (i) the specific terms of the Securities, or (ii) for a change you deem to be immaterial), you shall not be required to resume soliciting offers to purchase Securities until the Issuer and the Guarantor have delivered such certificates, opinions and letters as you may request.

Without prior notice by you and consent of the Issuer, which consent shall not be unreasonably withheld or conditioned, you (acting on an agency basis) may not reallow any portion of the commission payable pursuant hereto to dealers or purchasers in connection with the offer and sale of any Securities; provided, however, that to the extent you have notified the Issuer one business day in advance of the related Applicable Time of the intention to reallow any portion of the commission and the portion thereof proposed to be reallowed, and the Issuer has not objected at the Applicable Time, the Issuer shall be deemed to have consented in respect of such reallowance.

You shall communicate to the Issuer, orally or in writing, each offer to purchase Securities received by you as agent that in your judgment should be considered by the Issuer. The Issuer shall have the sole right to accept offers to purchase Securities and may reject any offer in whole or in part and any such rejection will not be deemed a breach of the Issuer’s agreements contained herein. You shall have the right to reject any offer to purchase Securities that you consider to be unacceptable, and any such rejection shall not be deemed a breach of your agreements contained herein. The procedural details relating to the issue and delivery of Securities sold by you as agent and the payment therefor shall be as set forth in the Administrative Procedures (as hereinafter defined).

(c)           Purchases as Principal. Each sale of Securities to you as principal shall be made in accordance with the terms of this Agreement. In connection with each such sale, the Issuer and the Guarantor and you will enter into a Terms Agreement that will provide for the sale of such Securities to and the purchase thereof by you. Each Terms Agreement will take the form of a written terms agreement substantially in the form of Exhibit A hereto (a “Terms Agreement”).

Your commitment to purchase Securities as principal pursuant to a Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Issuer and the Guarantor herein contained and shall be subject to the terms and conditions herein set forth. Each Terms Agreement shall specify the principal amount of Securities to be purchased by you pursuant thereto, the maturity date of such Securities, the price to be paid to the Issuer for such Securities, the interest rate and interest rate formula, if any, applicable to such Securities and any other terms of such Securities. A Terms Agreement may also specify certain provisions relating to the reoffering of such Securities, as the case may be, by you.

Each Terms Agreement shall specify the time and place of delivery of and payment for such Securities, as the case may be. Unless otherwise specified in a Terms Agreement, the procedural details relating to the issue and delivery of Securities purchased by you as principal and the payment therefor shall be as set forth in the Administrative Procedures. Each date of delivery of and payment for Securities to be

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purchased by you as principal pursuant to a Terms Agreement, as the case may be, is referred to herein as a “Settlement Date.”

Unless otherwise specified in a Terms Agreement, if you are purchasing Securities, as principal you may resell such Securities to other dealers, at a discount or discounts such as you may determine and may allow all or any portion of the discount received from the Issuer in connection with such purchases to be paid to such dealers. The maximum amount of such discount or discounts shall be disclosed in the Disclosure Package.

(d)           Administrative Procedures. Unless otherwise agreed between the Issuer and the Selling Agent in connection with a particular offering, you and the Issuer agree to perform the respective duties and obligations specifically provided to be performed in the Administrative Procedures (attached hereto as Exhibit B) (the “Administrative Procedures”), as amended from time to time.

The Administrative Procedures may be permanently amended only by written agreement of the Issuer and the Selling Agent.

(e)           Delivery. The documents required to be delivered by Section 5 of this Agreement as a condition precedent to your obligation to begin soliciting offers to purchase Securities as agent of the Issuer or to purchase the Securities as principal pursuant to a Terms Agreement, as the case may be, upon appointment as a Selling Agent, shall be delivered at the office of Davis Polk & Wardwell LLP, not later than 4:00 p.m., New York time, on the date hereof, or at such other time and/or place as you and the Issuer may agree upon in writing, but in no event later than the day prior to the earlier of (i) the date on which you begin soliciting offers to purchase Securities pursuant to such Offering and (ii) the first date on which the Issuer accepts any offer by you to purchase Securities as principal. The date of delivery of such documents is referred to herein as the “Commencement Date.”

(f)           Free Writing Prospectuses. In connection with your actions hereunder, you covenant that, unless you obtain the prior consent of the Issuer and the Guarantor, you will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433(h) under the 1933 Act, or that would otherwise constitute a free writing prospectus required to be filed with the Commission, other than a Permitted Free Writing Prospectus.

(g)           Appointment as Calculation Agent. The Issuer may from time to time appoint you or your designated affiliate to act as calculation agent in connection with a particular issuance of Securities. Any agreement by you or such affiliate to act as calculation agent shall be pursuant to a calculation agency agreement (a “Calculation Agency Agreement”) substantially in the form attached hereto as Exhibit C to this Agreement.  Notwithstanding the foregoing, the Issuer shall be required to appoint you or your designated affiliate as calculation agent pursuant to a Calculation Agency Agreement with respect to any Securities with a floating rate of interest or any other rate, amount or measure that requires the determinations of a calculation agent to the extent

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that in connection with such Securities you or your designated affiliate are a hedging counterparty of the Issuer or the Guarantor.

(h)           Appointment as Determination Agent. Subject to the terms and conditions, including the termination provisions set forth in that certain Determination Agency Agreement dated as of November 25, 2011 among the Issuer, the Guarantor, The Bank of New York Mellon, as Document Administrator and Paying Agent, and you or such affiliate (the “Determination Agency Agreement”), you or your designated affiliate agree to act as determination agent (the “Determination Agent”) in connection with the Securities.

4.           Agreements. The Issuer and the Guarantor on the one hand, and you on the other hand, agree that:

(a)           Prior to the termination of any offering of the Securities pursuant to any Terms Agreement, neither the Issuer nor the Guarantor will file any pricing supplement or free writing prospectus relating to the Securities or any amendment to the Registration Statement unless either the Issuer or the Guarantor has previously furnished to you a copy thereof for your review and will not file any such proposed supplement, amendment or free writing prospectus to which you reasonably object; provided, however, that the foregoing requirement shall not apply to any of the Guarantor’s periodic filings with the Commission required to be filed pursuant to Section 13(a), 13(c), 13(f), 14 or 15(d) of the 1934 Act. Subject to the foregoing sentence, the Issuer or the Guarantor will promptly cause each pricing supplement to be filed with or transmitted for filing to the Commission in accordance with Rule 424(b) under the 1933 Act.

(b)           The Issuer will notify you promptly on becoming aware of (i) any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Disclosure Package or the Prospectus or for additional information relating to the Registration Statement, the Disclosure Package, the Prospectus or the offering of the Securities, and (ii) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or suspending or preventing the use of any Preliminary Prospectus, if any, Disclosure Package, the Prospectus or the initiation of any proceedings for such purpose or the issuance by the Commission of any notice of objection to the use of the Registration Statement or any post-effective amendment thereto or any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus, the Disclosure Package, or any free writing prospectus. The Issuer and the Guarantor will make every reasonable effort to prevent the issuance of any such stop order and, if any stop order or notice of objection is issued, to obtain the lifting thereof at the earliest possible moment.

(c)           If, at any time when a Prospectus or Disclosure Package relating to the Securities is required to be delivered under the 1933 Act, any event occurs as a result of which the Prospectus or Disclosure Package, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus or Disclosure Package, as then amended or supplemented, is delivered to a

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purchaser, not misleading, or if, in your opinion or in the opinion of the Issuer or the Guarantor, it is necessary at any time to amend or supplement the Prospectus or Disclosure Package, as then amended or supplemented, to comply with applicable law, the Issuer or the Guarantor will immediately notify you by telephone (with confirmation in writing) to suspend solicitation of offers to purchase Securities and, if so notified by the Issuer or the Guarantor, you shall forthwith suspend such solicitation and cease using the Prospectus or Disclosure Package, as then amended or supplemented.

If the Issuer or the Guarantor shall decide to amend or supplement the Registration Statement, Prospectus or Disclosure Package, as then amended or supplemented, it shall so advise you promptly by telephone (with confirmation in writing) and, at its expense, shall prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement, Prospectus or Disclosure Package, as then amended or supplemented, satisfactory in all respects to you, that will correct such statement or omission or effect such compliance and will supply such amended or supplemented Prospectus or Disclosure Package to you in such quantities as you may reasonably request. If any documents, certificates, opinions and letters furnished to you pursuant to paragraph (g) below and Sections 6(a), 6(b) and 6(c) in connection with the preparation and filing of such amendment or supplement are satisfactory in all respects to you, upon the filing with the Commission of such amendment or supplement to the Prospectus or Disclosure Package or upon the effectiveness of an amendment to the Registration Statement, you will resume the solicitation of offers to purchase Securities hereunder. Notwithstanding any other provision of this Section 4(c), until the distribution of any Securities you may own as principal has been completed, if any event described above in this paragraph 4(c) occurs, the Issuer or the Guarantor will either, (i) at their own expense, forthwith prepare and cause to be filed as soon as practicable with the Commission an amendment or supplement to the Registration Statement, Prospectus or Disclosure Package, as then amended or supplemented, satisfactory in all respects to you, will supply such amended or supplemented Prospectus or Disclosure Package to you in such quantities as you may reasonably request and shall furnish to you pursuant to Sections 6(a), 6(b) and 6(c) such documents, certificates, opinions and letters as you may request in connection with the preparation and filing of such amendment or supplement or (ii) repurchase such Securities at the price at which they were sold.

(d)           The Issuer and the Guarantor will endeavor, in cooperation with you, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as you may designate, and will maintain such qualifications in effect for as long as may be required for the distribution of the Securities; provided, however, that neither the Issuer nor the Guarantor shall be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not so qualified. The Issuer and the Guarantor will file such statements and reports as may be required by the laws of each jurisdiction in which the Securities have been qualified as above provided. The Issuer and the Guarantor will promptly advise you of receipt of any notification with respect to the suspension of the qualification of the Securities for sale in any such state or jurisdiction or the initiating or threatening of any proceeding for such purpose. Prior to any offer for the purchase

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of Securities by or through you, the Issuer and the Guarantor will endeavor to obtain the lifting of any suspension of qualification of the Securities.

(e)           The Guarantor will make generally available to its and the Issuer’s security holders and to you as soon as practicable an earning statement of the Guarantor and its subsidiaries on a consolidated basis (which need not be audited) satisfying the provisions of Section 11(a) of the 1933 Act and the 1933 Act Regulations (including, at the option of the Guarantor, Rule 158 of the 1933 Act Regulations) covering twelve month periods beginning, in each case, not later than the first day of the Guarantor’s fiscal quarter next following the “effective date” (as defined in Rule 158 under the 1933 Act) of the Registration Statement with respect to each sale of the Securities. If such fiscal quarter is the first fiscal quarter of the Guarantor’s fiscal year, such earning statement shall be made available not later than 90 days after the close of the period covered thereby and in all other cases shall be made not later than 45 days after the close of the period covered thereby.

(f)           Except as shall be agreed between the Issuer and you at the time of each offering and provided in the applicable Terms Agreement, the Issuer will, whether or not any sale of Securities is consummated, pay all expenses incident to the performance of its obligations under this Agreement, including: (i) the preparation and filing of the Registration Statement and the Prospectus and all amendments and supplements thereto, (ii) the preparation, issuance and delivery of the Securities, including fees and expenses relating to the eligibility and issuance of Securities in book-entry form and the cost of obtaining CUSIP or other identification numbers for the Securities, (iii) the fees and disbursements of counsel to the Issuer and the Guarantor and their accountants, and of the Trustee and its counsel and any paying agent, (iv) the qualification of the Securities under securities or Blue Sky laws in accordance with the provisions of Section 4(d), including filing fees and the fees and disbursements of your counsel in connection therewith and in connection with the preparation of any Blue Sky or Legal Investment Memoranda, (v) the printing and delivery to you in quantities as hereinabove stated of copies of the Registration Statement and all amendments thereto and of the Prospectus and any amendments or supplements thereto, (vi) the printing and delivery to you of copies of this Agreement, the Indenture, and any Blue Sky or Legal Investment Memoranda, (vii) any fees charged by rating agencies for the rating of the Securities, (viii) the reasonable fees and disbursements of your counsel, as agreed between the Issuer and you, in connection with the establishment of and any amendment to or update of the program contemplated by this Agreement (and not, for the avoidance of doubt, in connection with any offering), and (ix) the fees and expenses, if any, incurred with respect to any filing with FINRA. Except as provided for in this Section 4(f), you shall pay all other expenses incurred by you.

(g)           Upon becoming aware of (i) any change in the rating assigned to the Securities by Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. (“S&P”), or Moody’s Investors Service, Inc. (“Moody’s”) or any successor nationally recognized statistical rating organization referred to below, (ii) the public announcement by S&P or Moody’s or any successor nationally recognized statistical rating organization that it has under surveillance or review its rating of the

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Securities or (iii) the withdrawal by S&P or Moody’s or any successor nationally recognized statistical rating organization of its rating of the Notes, the Issuer or the Guarantor shall promptly inform you thereof.

5.           Conditions of the Obligations of the Selling Agent. Your obligation to solicit offers to purchase Securities as agent of the Issuer and the Guarantor in connection with any offering of Securities and your obligation to purchase Securities as principal pursuant to any Terms Agreement will be subject to the accuracy of the representations and warranties on the part of the Issuer and the Guarantor herein, to the accuracy of the statements of an officer of the Issuer and the Guarantor made in each certificate furnished pursuant to the provisions hereof and to the performance and observance by the Issuer and the Guarantor of all covenants and agreements herein contained on their part to be performed and observed (at the time the Issuer accepts the offer to purchase such Securities, and if required in a Terms Agreement, at the time of issuance and delivery of such Securities) and (in each case) to the following additional conditions precedent when and as specified below:

(a)           Prior to such solicitation or purchase, as the case may be:

(i)           The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Issuer’s and the Guarantor’s knowledge, no proceedings for that purpose have been initiated or threatened by the Commission;

(ii)           there shall not have occurred any Material Adverse Change, from that set forth in the Disclosure Package, as amended or supplemented at the Applicable Time, that is not described in the Disclosure Package; and

(iii)          since the date on which the Guarantor has filed with the Commission the Guarantor’s most recent Annual Report on Form 20-F, there shall not have occurred any lowering of the rating of any of the Issuer’s or the Guarantor’s securities by S&P or Moody’s.

(A)          except, in each case described in paragraph (i), (ii) or (iii) above, as disclosed to you in writing by the Issuer prior to such solicitation or, in the case of a purchase of Securities, before the offer to purchase such Securities was made or (B) the relevant event shall have occurred and been known to you prior to such solicitation or, in the case of a purchase of Securities, before the offer to purchase such Securities was made.

(b)           On the Commencement Date, you shall have received:

(i)           (A) The opinion dated as of such date, of Davis Polk & Wardwell LLP, U.S. counsel for the Issuer and the Guarantor, with respect to the matters set forth in Annex I hereto and (B) the disclosure letter dated as of such date, of Davis Polk & Wardwell LLP, U.S. counsel for the Issuer and the Guarantor, with respect to the matters set forth in Annex II hereto;

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(ii)           The opinion, dated as of such date, of Dundas & Wilson CS LLP, Scottish solicitors to the Issuer and the Guarantor, with respect to the matters set forth in Annex III hereto; and

(iii)          The opinion, dated as of such date, of Linklaters LLP, English solicitors to the Issuer and the Guarantor, with respect to the matters set forth in Annex IV hereto.

(c)           On the Commencement Date, you shall have received a certificate of each of the Issuer and the Guarantor executed on its behalf by an officer of the Issuer or the Guarantor, as the case may be, dated as of the Commencement Date, to the effect that (i) the representations and warranties in Section 1 hereof are true and correct in all material respects; (ii) it has complied in all material respects with all agreements hereunder and satisfied in all material respects all conditions on its part to be performed or satisfied hereunder as of such date; and (iii) no stop order suspending the effectiveness of the Registration Statement has been issued and, to its knowledge, no proceedings for that purpose have been initiated or threatened by the Commission.

On the Commencement Date, the independent accountants of the Guarantor who have certified the financial statements of the Guarantor and its subsidiaries included or incorporated by reference in the Prospectus, as then amended or supplemented, and the Disclosure Package, shall have furnished to you a letter or letters, dated as of the Commencement Date, with regard to matters customarily covered by accountants’ “comfort letters”, provided that each letter so furnished shall use a “cut-off date” no more than three business days prior to the date of such letter and otherwise in form and substance reasonably satisfactory to you.

(d)           On the Commencement Date the Issuer and the Guarantor shall have furnished to you such appropriate further information, certificates and documents as you may reasonably request.

6.           Additional Agreements of the Issuer and the Guarantor.

(a)           Unless the Issuer has suspended the solicitation of offers to purchase Securities pursuant to Section 3(b), unless otherwise agreed by the Selling Agent, each of the Issuer and the Guarantor will deliver or cause to be delivered forthwith to you a certificate signed by an officer of the Issuer or the Guarantor, respectively, in form reasonably satisfactory to you, of the same tenor as the certificate referred to in Section 5(c) in the following circumstances:

(i)           at the time of the filing of the annual report on Form 20-F by the Guarantor;

(ii)           at the time of the filing of any interim financial statements on Form 6-K by the Guarantor that are incorporated by reference in the Registration Statement or Prospectus (“Financial Statement 6-K”);

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(iii)          at any other time the Registration Statement or Prospectus is amended (other than by means of a pricing supplement) and not including an amendment (A) otherwise solely providing for specific terms of the Securities or (B) caused by the filing of a Form 6-K (other than a Financial Statements 6-K), if so requested by you at a reasonable time in advance of such amendment; and

(iv)          on the Commencement Date if the Issuer and the Guarantor shall determine to file a new registration statement to replace the Registration Statement, if so requested by you at a reasonable time in advance of such filing.

(b)           Each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(i) or 6(a)(ii), unless otherwise agreed by the Selling Agent, and each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(iii) or 6(a)(iv), at your request, the Issuer and the Guarantor will furnish or cause to be furnished forthwith to you a disclosure letter of counsel for the Issuer and the Guarantor.

Each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(i), unless otherwise agreed by the Selling Agent, the Issuer and the Guarantor will furnish or cause to be furnished forthwith to you written opinions of counsel for the Issuer and the Guarantor.

If so requested by the Selling Agent and agreed by the Issuer, upon the sale of Notes to the Selling Agent pursuant to a Terms Agreement, the Issuer shall furnish or cause to be furnished forthwith to the Selling Agent written opinions and a disclosure letter of counsel for the Issuer and the Guarantor, dated the date of delivery.

Unless otherwise provided herein, any such opinions or disclosure letter shall be dated the date of such filing, amendment or supplement or the Commencement Date, as the case may be, and shall be in a form satisfactory to you and shall be of the same tenor as the opinions and disclosure letter referred to in Section 5(b), as the case may be, but modified to relate to the Registration Statement which incorporates the annual report on Form 20-F, the replacement registration statement, or the Registration Statement and Prospectus as amended or supplemented to the time of delivery of such letter, as the case may be. In lieu of such opinion or letter, counsel last furnishing such an opinion or letter to you may furnish to you a letter to the effect that you may rely on such last opinion or letter to the same extent as though it were dated the date of such letter (except that statements in such last opinion or letter will be deemed to relate to the Registration Statement which incorporates the annual report on Form 20-F, such replacement registration statement or the Registration Statement and Prospectus as amended or supplemented to the time of delivery of such letter).

(c)           Each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(i) or 6(a)(ii), unless otherwise agreed by the Selling Agent, and each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(iii) or 6(a)(iv), at your request, the Guarantor shall cause its independent auditors forthwith to furnish you with a letter, dated the date of such filing, amendment or supplement, as the case may be, in form and substance reasonably satisfactory to you, of the same tenor as the

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letter referred to in Section 5(d), with regard to the amended, supplemental or new financial information included or incorporated by reference in the Registration Statement (or the replacement registration statement) or the Prospectus as amended or supplemented to the date of such letter; provided that each letter so furnished shall use a “cut-off date” no more than three business days prior to the date of such letter.

(d)           The Issuer will pay the required Commission filing fees related to the Securities within the time required by Rule 456(b)(1) under the 1933 Act and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act.

(e)           For purposes of the certificate to be delivered pursuant to Section 6(a)(iv) and the documents to be delivered pursuant to Sections 6(b) and 6(c) in connection with the delivery of such certificate, the term (i) “Registration Statement” shall be deemed to refer to such replacement registration statement, (ii) “Base Prospectus” means the prospectus included in such replacement registration statement that relates to the Securities, (iii) “Prospectus Supplement” means a prospectus supplement filed with the Commission pursuant to Rule 424 under the 1933 Act as a supplement to the Base Prospectus that describes generally the terms of the Securities (other than a product supplement, underlying supplement, preliminary pricing supplement or final pricing supplement), and (iv) “Commencement Date” means a date as agreed between the parties that in no event will be later than the day prior to the earlier of (1) the date on which you begin soliciting offers to purchase Securities offered under such replacement registration statement and (2) the first date on which the Issuer accepts any offer by you to purchase Securities offered under such replacement registration statement as principal. As of and after the certificate pursuant to Section 6(a)(iv) and the related documents pursuant to Sections 6(b) and 6(c) have been delivered, the foregoing terms shall be deemed to be so amended for all purposes of this Agreement.

7.           Indemnification and Contribution.

(a)           The Issuer and the Guarantor agree to indemnify and hold harmless you, your affiliates, directors, officers and employees, and each person, if any, who controls you within the meaning of Section 15 of the 1933 Act as follows:

(i)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, the Preliminary Prospectus, if any, and any issuer free writing prospectus (as defined in Rule 433(h) under the 1933 Act) prepared by the Issuer or approved by the Issuer for use in connection with the offer and sale of the Securities or Permitted Free Writing Prospectus (or any amendment or supplement to any of the foregoing) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements

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therein, in the light of the circumstances under which they were made, not misleading;

(ii)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Issuer or the Guarantor; and

(iii)          against any and all expense whatsoever, as reasonably incurred (including, subject to Section 7(c) hereof, the fees and disbursements of counsel chosen by you), in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or (ii) above; provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by you expressly for use in the Registration Statement (or any amendment thereto), the Prospectus, the Preliminary Prospectus, if any, and any Permitted Free Writing Prospectus.

(b)           You agree to indemnify and hold harmless the Issuer and the Guarantor, their directors, each of the officers of the Issuer and the Guarantor who signed the Registration Statement, the Issuer or the Guarantor’s authorized representative in the United States and each person, if any, who controls the Guarantor within the meaning of Section 15 of the 1933 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section 7 as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the Prospectus, the Preliminary Prospectus, if any, and any Permitted Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by you expressly for use in the Registration Statement (or any amendment thereto), the Prospectus, the Preliminary Prospectus, if any, and any Permitted Free Writing Prospectus.

(c)           Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability which it may have otherwise than on account of this indemnity agreement.

(d)           Any indemnifying party may participate at its own expense in the defense of such action. In no event shall the indemnifying parties be liable for fees and expenses

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of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. In the case of parties indemnified pursuant to Section 7(a) above, counsel to the indemnified parties shall be selected by you, and, in the case of parties indemnified pursuant to Section 7(b) above, counsel to the indemnified parties shall be selected by the Issuer or the Guarantor. In addition, an indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(e)           If the indemnification provided for in this Section 7 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Issuer and the Guarantor on the one hand and you on the other from the offering of the Securities to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall, if permitted by applicable law, contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Issuer and the Guarantor on the one hand and you on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantor on the one hand and you on the other hand in connection with the offering of such Securities shall be deemed to be in the same respective proportions as the total net proceeds from the offering of such Securities (before deducting expenses) received by the Issuer bear to the total discounts and commissions received by you in respect thereof. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or the Guarantor on the one hand or you on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Issuer, the Guarantor and you agree that it would not be just and equitable if contribution pursuant to this subsection 7(e) were determined by pro rata allocation or by any other method of

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allocation which does not take account of the equitable considerations referred to above in this subsection 7(e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), you shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities that were offered and sold to the public through you exceeds the amount of any damages that you have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f)           The obligations of the Issuer and the Guarantor under this Section 7 shall be in addition to any liability which the Issuer and the Guarantor may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls you within the meaning of Section 15 of the 1933 Act; and your obligations under this Section 7 shall be in addition to any liability which you may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Issuer and the Guarantor and to each person, if any, who controls the Guarantor within the meaning of Section 15 of the 1933 Act.

8.           Position of the Selling Agent. Each of the Issuer and the Guarantor acknowledges and agrees that in connection with the offering and the sale of the Securities or any other services the Selling Agent may be deemed to be providing hereunder, notwithstanding any pre-existing relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Selling Agent: (a) no fiduciary or agency relationship between the Issuer and the Guarantor and any other person, on the one hand, and the Selling Agent, on the other hand, exists; (b) the Selling Agent is not acting as advisor, expert or otherwise, to the Issuer or the Guarantor, including, without limitation, with respect to the determination of the public offering price of the Securities, and such relationship between the Issuer and the Guarantor, on the one hand, and the Selling Agent, on the other hand, is entirely and solely a commercial relationship, based on arms-length negotiations; (c) any duties and obligations that the Selling Agent may have to the Issuer or the Guarantor shall be limited to those duties and obligations specifically stated herein and in any Terms Agreement; and (d) the Selling Agent and its respective affiliates may have interests that differ from those of the Issuer and the Guarantor. Each of the Issuer and the Guarantor hereby waives any claims that the Issuer or the Guarantor, as the case may be, may have against the Selling Agent with respect to any breach of fiduciary duty in connection with the offering and sale of Securities.

You shall make reasonable efforts to assist the Issuer and the Guarantor in obtaining performance by each purchaser whose offer to purchase Securities has been solicited by you and accepted by the Issuer and the Guarantor, but you shall not have any liability to the Issuer or the Guarantor in the event any such purchase is not consummated for any reason.

22

9.           Offering Restrictions. If any Securities are to be offered outside the United States, (i) you will not offer or sell any such Securities in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by you or for or on behalf of the Issuer or the Guarantor unless such consent, approval or permission has been previously obtained, and (ii) you will comply with any selling restrictions set forth in any applicable pricing supplement and those other selling restrictions as the Issuer may inform you of from time to time. Subject to the obligations of the Issuer and the Guarantor set forth in Section 4 of this Agreement, neither the Issuer nor the Guarantor shall have any responsibility for, and it shall be your responsibility to obtain, any consent, approval or permission required by you for the subscription, offer, sale or delivery by you of Securities, or the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which you are subject or in or from which you make any subscription, offer, sale or delivery.

10.           Termination.

(a)           This Agreement (excluding any agreement by you to purchase Securities from the Issuer as principal) may be terminated at any time either by the Issuer and the Guarantor on the one hand or by you on the other hand upon the giving of twelve months written notice of such termination to the other parties hereto, but without prejudice to any rights, obligations or liabilities of any party hereto accrued or incurred prior to such termination; provided that such notice of termination can only be withdrawn by the written mutual consent of all parties to this Agreement. The termination of this Agreement shall not require termination of any Terms Agreement, and the termination of any such Terms Agreement shall not require termination of this Agreement.

(b)           Any Terms Agreement to purchase Securities from the Issuer as principal may be terminated by you immediately upon written notice to the Issuer and the Guarantor at any time prior to the Settlement Date relating thereto, if any of the following shall occur after the time such Terms Agreement was entered into, (i) there has been, since the date as of which information is given in the Disclosure Package, except as otherwise set forth or contemplated therein, a Material Adverse Change, or (ii) there has occurred any outbreak or escalation of hostilities involving the United States or the United Kingdom or the declaration by the United States or United Kingdom of a national emergency or war, or (iii) the occurrence of another calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the United Kingdom or elsewhere, if the effect of any such event specified in clause (ii) and (iii) in the sole judgment of the Selling Agent (after consultation with the Issuer and the Guarantor) makes it impracticable or inadvisable to market the Securities or enforce contracts for the Securities in the manner contemplated in the Disclosure Package, or (iv) there has occurred a suspension or material limitation in trading in securities generally on the New York Stock Exchange, London Stock Exchange or any other stock exchange on which the Issuer’s or the Guarantor’s securities are listed, or (v) there has occurred a suspension or material limitation in trading the Issuer’s or the Guarantor’s securities on the New York Stock Exchange or the London Stock Exchange, or (vi) if there has occurred a material adverse change in the financial markets in the United States or in the international financial markets, or (vii) a banking

23

moratorium on commercial banking activities has been declared by the relevant authorities in New York or London, or (viii) if there has been a material disruption in commercial banking or securities settlement or clearance services in the United States or the United Kingdom has occurred, or (ix) there has occurred a change or development involving a prospective change in the United States or the United Kingdom taxation affecting the Issuer or the Guarantor or the Notes or the transfer thereof, or (x) there is any lowering of the rating of the Securities or any other debt securities of the Issuer or the Guarantor, or if notice shall have been given of any intended or potential lowering of such rating(s), or of any review for a possible change in rating that does not indicate the direction of the possible change.

Any Terms Agreement to purchase Securities from the Issuer may be terminated by the Issuer immediately upon written notice to you at any time prior to the Settlement Date relating thereto, if after the time such Terms Agreement was entered into, you or your designated agent shall have refused to act as Calculation Agent in accordance with any Calculation Agency Agreement or as Determination Agent in accordance with the Determination Agency Agreement.

(c)           In the event of termination pursuant to subsection (a) above, you shall be entitled to any commission earned in accordance herewith and in the event of termination pursuant to (a) or (b) above, Sections 4(f), 7, 8, 11, 12, 13, 16, 17 and 18 shall survive; provided that if at the time of termination (i) the Selling Agent shall own any Securities purchased by it from the Issuer as principal or (ii) an offer to purchase Securities has been accepted by the Issuer but the time of delivery to the purchaser or its agent of such Securities has not occurred, the provisions of Sections 1, 3(c), 3(d), 4(a), the last sentence of 4(c), 4(d) and 4(e) shall also survive until such delivery has been made.

11.           Advertisements. Notwithstanding anything to the contrary contained herein, you agree not to publish or cause to be published or use any written notice, circular, advertisement, letter or communication relating to any offering or proposed offering of the Securities, including, without limitation, any communications within the meaning of Rule 134 under the 1933 Act, other than the Prospectus or Disclosure Package relating to the particular Notes without the prior written consent of the Issuer and the Guarantor.

12.           Entire Agreement; Amendment.

(a)           This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof and supersedes all prior oral or written agreements between the parties hereto or their predecessors with regard to the subject matter hereof.

(b)           The Agreement may only be amended or supplemented by a written instrument duly executed and delivered by each party hereto. Any such amendment, supplement, modification or waiver shall be effective only in the specific instance and for the purpose for which it was given.

13.           Notices. Unless otherwise provided herein, all notices required under the terms and provisions hereof shall be in writing, either delivered by hand, by mail or facsimile, and any such notice shall be effective when received at the address specified below.

24

If to the Issuer:
Group Corporate Treasury
Lloyds TSB Bank plc
10 Gresham Street
London EC2V 7AE

Fax: +44 (0)20 7158 3277
Attention: Group Funding and Capital Markets Issuance Director

If to the Guarantor:
Group Corporate Treasury
Lloyds Banking Group plc
10 Gresham Street
London EC2V 7AE
Fax: +44 (0)20 7158 3277
Attention: Group Funding and Capital Markets Issuance Director

With a copy to:
Head of Legal
Group Corporate Treasury
Lloyds Banking Group plc
10 Gresham Street
London EC2V 7AE
Fax: +44 (0)20 7158 3277

If to the Selling Agent:

Barclays Capital Inc.
745 Seventh Avenue, New York, NY 10019

Fax: +1 212 526 7007
Attention: US-Syndicate, MTN Desk US

Or at such other address as the party may designate from time to time by notice duly given in accordance with the terms of this Section 13.

14.           Successors. This Agreement and any Terms Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and controlling persons referred to in Section 7, and no other person will have any right or obligation hereunder.

15.           Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

25

16.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to conflict of laws provisions thereof.

17.           Submission to Jurisdiction.

(a)           Each of the Issuer and the Guarantor irrevocably consents and agrees, for your benefit, that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement may be brought in the courts of the State of New York or the courts of the United States of America located in the Borough of Manhattan, The City of New York and hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself and in respect of its properties, assets and revenues.

(b)           Each of the Issuer and the Guarantor hereby irrevocably designates, appoints, and empowers the Chief U.S. Counsel of Lloyds TSB Bank plc (or any successor thereto), currently of 1095 Avenue of the Americas, 34th Floor, New York, NY 10036, as its designee, appointee and agent to take process, receive and forward process or to be served with process for and on its behalf of any and all legal process, summons, notices and documents which may be served in any such action, suit or proceeding brought in any such United States or State court which may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts.

If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Issuer and the Guarantor agree to designate a new designee, appointee and agent in The City of New York on the terms and for the purposes of this Section 17 satisfactory to you. The Issuer further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents out of any of the aforesaid courts in any such action, suit or proceeding by serving a copy thereof upon the relevant agent for service of process referred to in this Section 17 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by mailing copies thereof by registered or certified air mail, first class, postage prepaid, to each of them at their respective addresses specified in or designated pursuant to this Agreement. Each of the Issuer and the Guarantor agrees that the failure of any such designee, appointee and agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

Nothing herein shall in any way be deemed to limit your ability to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the undersigned or bring actions, suits or proceedings against the undersigned in any jurisdictions, and in any manner, as may be permitted by applicable law.

Each of the Issuer and the Guarantor hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or

26

hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement brought in the United States federal courts or the courts of the State of New York located in the Borough of Manhattan, The City of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

18.           Judgment Currency. The Issuer and the Guarantor agree to indemnify you against loss incurred by you as a result of any judgment or order being given or made for any amount due hereunder or under the Securities and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which you would have been able to purchase United States dollars with the amount of the Judgment Currency actually received by you if you had utilized such amount of Judgment Currency to purchase United States dollars as promptly as practicable upon your receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

19.           USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Selling Agent is required to obtain, verify and record information that identifies its respective clients, including the Issuer and the Guarantor, which information may include the name and address of their respective clients, as well as other information that will allow the Selling Agent to properly identify its respective clients.

20.           Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

27

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Issuer, the Guarantor and you.

Very truly yours,

LLOYDS TSB BANK plc, as Issuer

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

LLOYDS BANKING GROUP plc, as Guarantor

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

[Signature page to Lloyds Retail Notes Distribution Agreement]

The foregoing Distribution
Agreement is hereby confirmed and accepted as of the
date first above written.

BARCLAYS CAPITAL INC.

By:	/s/ Justin D'Ercole
	Name:	Justin D'Ercole
	Title:	Managing Director

[Signature page to Lloyds Retail Notes Distribution Agreement]

EXHIBIT A

US$[          ]

Lloyds TSB Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc

[TITLE OF NOTES]

Retail Notes, Series B

TERMS AGREEMENT

[•] [•], 20[•]

Barclays Capital Inc.
745 Seventh Avenue,
New York, NY 10019

Re:
Retail Notes Distribution Agreement dated November 25, 2011 (the “Distribution Agreement”) among Lloyds TSB Bank plc, a public limited company incorporated and registered in England and Wales, United Kingdom (the “Issuer”), Lloyds Banking Group plc, a public limited company incorporated and registered in Scotland, United Kingdom (the “Guarantor”) and Barclays Capital Inc., as Selling Agent

Ladies and Gentlemen:

The Issuer agrees to issue and sell, and Barclays Capital Inc. agrees to purchase as principal from the Issuer, subject to the terms and conditions set forth in this Terms Agreement and in the Distribution Agreement incorporated by reference herein, US$    of the Issuer’s [TITLE OF NOTES] of the series Retail Notes, Series B, to be guaranteed by the Guarantor and having the terms set forth in Annex I attached hereto (“TITLE OF NOTES”) at a purchase price of [   ]% and at the time and place set forth in Annex I hereto. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

A pricing supplement to the Prospectus dated as of the date hereof relating to the  [TITLE OF NOTES] and to be filed pursuant to Rule 424(b)(5) (the “Pricing Supplement”), in the form heretofore delivered to you and attached hereto as Annex II is now proposed to be filed with the Commission.

The following provisions of the Distribution Agreement and the related definitions are incorporated by reference herein and shall be deemed to have the same force and effect as if set forth in full herein:

Section 1 (Representations and Warranties of the Issuer and the Guarantor);

Section 2 (Representations and Warranties of the Selling Agent);

Section 3(c) (Purchases as Principal);

Section 3(d) (Administrative Procedures);

Section 3(f) (Free Writing Prospectuses);

Section 4 (Agreements);

The introductory paragraph to Section 5 and Section 5(a) (Conditions of the Obligations of the Selling Agent);

Section 7 (Indemnification and Contribution);

Section 8 (Position of the Selling Agent);

Section 9 (Offering Restrictions);

Sections 10(b) and 10(c) (Termination);

Section 11 (Advertisements);

Section 12 (Entire Agreement; Amendment);

Section 13 (Notices);

Section 17 (Submission to Jurisdiction); and

Section 18 (Judgment Currency).

Each of the representations and warranties set forth in the Distribution Agreement shall be deemed to have been made at and as of the date of this Terms Agreement; provided that each representation and warranty that refers to the Prospectus or the Disclosure Package (as therein defined) in Section 1 of the Distribution Agreement refer to the same as amended or supplemented relating to the [TITLE OF NOTES] that are the subject of this Terms Agreement.

Barclays Capital Inc. agrees to perform its duties and obligations specifically provided to be performed by the Selling Agent in accordance with the terms and provisions of the Distribution Agreement and the Administrative Procedures, each as amended or supplemented hereby.

Barclays Capital Inc. hereby agrees to provide the Issuer upon the Issuer’s request with such information as the Issuer may require in order for the Issuer to determine the tax treatment of the [TITLE OF NOTES], including, without limitation, information necessary to determine the “issue price” and whether all the [TITLE OF

NOTES] form part of the same “issue” for U.S. federal income tax purposes; provided that Barclays Capital Inc. shall be required to deliver such information only to the extent that such information is in the possession of Barclays Capital Inc. or is reasonably available to Barclays Capital Inc., it being understood that Barclays Capital Inc. will take commercially reasonable steps to obtain such information from any other dealers to which it resells such [TITLE OF NOTES], except that, for the avoidance of doubt, Barclays Capital Inc. shall not be required to incur any material costs or commit an unreasonable amount of time in attempting to obtain such information.

Barclays Capital Inc. agrees to reimburse the Issuer for certain expenses in an amount not to exceed $[       ].

The Distribution Agreement and this Terms Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and controlling persons referred to in Section 7 of the Distribution Agreement, and no other person will have any right or obligation thereunder or hereunder.

This Terms Agreement is subject to termination on the terms incorporated by reference herein.

In the event of any inconsistency between this Terms Agreement and the Distribution Agreement, this Terms Agreement shall govern.

This Terms Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us, three counterparts hereof, and such upon acceptance thereof, this Terms Agreement, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between each of the Issuer, the Guarantor and Barclays Capital Inc.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to conflict of laws provisions thereof.

LLOYDS TSB BANK plc

By:
Name:
Title:

LLOYDS BANKING GROUP plc

By:
Name:
Title:

BARCLAYS CAPITAL INC.

By:
Name:
Title:

ANNEX I

Capitalized terms used herein, unless otherwise stated, shall have the meanings set forth in the Distribution Agreement.

Title of Securities:

[                                              ] (the       “Notes”)

Aggregate Principal Amount:

US$

Guarantee

The Guarantor will fully and unconditionally guarantee due and punctualpayment in full to the holders of the Notes.

Price to Public:

[•]%

Purchase Price by Selling agent:

[•]%

Selling Agent Commission:

[•]%

Issue Date:

[•] [•], 20[•]

Form of Securities:

Book-entry only form registered in the name of a nominee of DTC and held through DTC and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, société anonyme

Specified Funds for Payment of Purchase Price:

Wire transfer of immediately available funds

Time of Delivery:

[•] a.m. (New York time), [•] [•], 20[•]

Applicable Time:

[•] p.m. (New York time), [•] [•], 20[•]

Indenture:

Senior Debt Securities Indenture dated as of January 21, 2011 among the Issuer, the Guarantor, and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”) as supplemented by the Second Supplemental Indenture dated as of November 25, 2011 among the Issuer, the Guarantor and the Trustee.

Maturity:

[•] [•], [•], subject to redemption at the option of the Issuer (as set forth below)

Interest Rate:

Interest Determination Dates:

Calculation Agent:

Barclays Bank PLC

Interest Payment Dates:

Interest Periods:

Interest Record Dates:

Interest will be paid to holders of record of each Note in respect of the principal amount thereof outstanding as of 15 days preceding the relevant Interest Payment Date.

Repayment Option:

Survivor’s Option: [Yes/No]

Determination Agent:

Barclays Bank PLC

Redemption Provisions:

[Redemption at the Option of the Issuer]

Tax Redemption

Following the occurrence of one of certain tax law changes that require the Issuer or the Guarantor to pay additional amounts and other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer or the Guarantor may redeem at any time, all, but not less than all, of the Notes prior to maturity.

Sinking Fund Provisions:

No sinking fund provisions.

Closing location for delivery of Securities:

Offices of Davis Polk & Wardwell LLP, 99 Gresham Street, London EC2V 7NG, United Kingdom

Name and address of Selling agent:

Barclays Capital Inc.
745 Seventh Avenue, New York, NY 10019
United States of America
Attention:      Syndicate Registration
Telefax:           +1 646 834 8133

CUSIP / ISIN:

[•] / [•]

Stock Exchange Listing:

The Notes will not be listed or displayed on any securities exchange or quotation system.

Other Terms:

The Notes will have additional terms as more fully described in the Prospectus Supplement as amended by the Pricing Supplement.

ANNEX II

[INSERT PRICING SUPPLEMENT WHEN FINAL]

EXHIBIT B

LLOYDS TSB BANK PLC

LLOYDS BANKING GROUP PLC

RETAIL NOTES, SERIES B

ADMINISTRATIVE PROCEDURES

______________________

Explained below are the administrative procedures and specific terms of the offering from time to time of senior notes designated as Retail Notes, Series B (the “Notes” and together with the related Guarantees, the “Securities”), on a continuous basis by Lloyds TSB Bank plc (the “Issuer”) pursuant to the Retail Notes Distribution Agreement, dated as of November 25, 2011 (as may be amended from time to time, the “Distribution Agreement”) among the Issuer, Lloyds Banking Group plc, as guarantor (the “Guarantor”), and Barclays Capital Inc., as Selling Agent (the “Selling Agent”).

The Securities will be issued as senior unsecured indebtedness of the Issuer pursuant to a senior debt securities indenture, dated as of January 21, 2011 among the Issuer, the Guarantor, and The Bank of New York Mellon as trustee (the “Trustee”), as supplemented by the second supplemental indenture dated as of November 25, 2011, among the Issuer, the Guarantor and the Trustee (as amended or modified from time to time, the “Indenture”).

In the Distribution Agreement the Selling Agent has agreed to use reasonable efforts to solicit purchases of the Securities, and the administrative procedures explained below will, unless otherwise agreed, govern the issuance and settlement of any Securities sold through the Selling Agent, as agent of the Issuer. The Selling Agent, as principal, may also purchase Securities for its own account, and if requested by the Selling Agent, the Issuer and the Guarantor, on the one side, and the Selling Agent, on the other side, will enter into a terms agreement (a “Terms Agreement”), as contemplated by the Distribution Agreement. The administrative procedures explained below will govern the issuance and settlement of any Securities purchased by the Selling Agent, as principal, unless otherwise specified in the applicable Terms Agreement or otherwise agreed.

The Trustee will be the Paying Agent, Registrar and Transfer Agent for the Securities and the Issuer or an agent appointed by the Issuer, including the Selling Agent or an affiliate designated by the Selling Agent, will act as Calculation Agent and/or Exchange Agent in respect of the Securities, and in each case will perform the duties specified herein. The Selling Agent will act as Determination Agent in connection with any Securities subject to a Survivor’s Option pursuant to the Determination Agency Agreement, and the Bank of New York Mellon will act as Document Administrator and Paying Agent thereunder, and in each case, each party thereto will perform the duties specified therein. Each Security will be represented by either (i) a Global Security (as defined below) held in custody by the Trustee, as custodian for The Depository Trust Company (“DTC”), and recorded in the book-entry system maintained by DTC (in the case of a Security, a “Book-Entry Security”) or (ii) a certificate delivered to the holder thereof or a person designated by such holder, a “Certificated Security”. Except as set forth in the Indenture, an owner of a Book-Entry Security, as the case may be, will not be entitled to receive a Certificated Security.

Book-Entry Securities, which may be payable in either U.S. dollars or other specified currencies, will be issued in accordance with the administrative procedures set forth in Part I hereof as they may subsequently be amended as the result of changes in DTC’s operating procedures. Certificated Securities will be issued in accordance with the administrative procedures set forth in Part II hereof.

Unless otherwise defined herein, terms defined in the Indenture or any Pricing Supplement relating to the Securities shall be used herein as therein defined.

The Issuer will advise the Selling Agent in writing of the employees of the Issuer with whom the Selling Agent is to communicate regarding offers to purchase Securities and the related settlement details.

PART I:  ADMINISTRATIVE PROCEDURES FOR BOOK-ENTRY SECURITIES

In connection with the qualification of the Book-Entry Securities for eligibility in the book-entry system maintained by DTC, the Trustee will perform the custodial, document control and administrative functions described below.

Issuance:
On any date of settlement (as defined under “Settlement” below) for one or more Book-Entry Securities, the Issuer will issue, in the case of each tranche of the Securities, a single global Security in fully registered form without coupons (a “Global Security”), which shall be evidenced by annotation on Schedule 1 to the related Master Note, as further described in the Second Supplemental Indenture. Each Global Security will be dated and issued as of the date of its authentication by the Trustee. Each Global Security will bear an “Interest Accrual Date,” if applicable, which will be (i) with respect to an original Global Security (or any portion thereof), its original issuance date and (ii) with respect to any Global Security (or any portion thereof) issued subsequently upon exchange of a Global Security, the most recent Interest Payment Date to which interest has been paid or duly provided for on the predecessor Global Security or Securities (or if no such payment or provision has been made, the original issuance date of the predecessor Global Security), regardless of the date of authentication of such subsequently issued Global Security. Book-Entry Securities may be payable in either U.S. dollars or other specified currencies. No Global Security will represent any Certificated Security.

If the Pricing Supplement (as defined herein) provides for an extended offering period beyond the Original Issue Date, then on any subsequent date of settlement for Securities having the same Original Issue Date, Maturity Date and other terms as the tranche of Securities represented by such Global Security, the Trustee will annotate Schedule 1 to the related Master Note to indicate the change in aggregate principal amount. [For FAST closing][Upon such annotation, the Trustee, by means of an instruction originated through DTC’s Deposit/Withdrawal at Custodian (DWAC) system, will inform DTC to reflect an increase to the aggregate principal amount of the Securities.]

[For MMI closing][Upon such annotation, the Trustee, by means of a delivery versus free trade instruction to DTC, will inform DTC to reflect an increase in the aggregate principal amount of the Securities.]

[For MMI closing, if DVP][Upon such annotation, the Trustee, by means of a delivery versus payment trade instruction to DTC, will inform DTC to reflect an increase to the aggregate principal amount of the Security in exchange for the issuance proceeds.]

Denominations:
Unless otherwise specified in the applicable Pricing Supplement, Book-Entry Securities will be issued in principal amounts of U.S. $1,000 or any amount in excess thereof that is an integral multiple of U.S. $1,000 or, if such Book-Entry Securities are issued in a currency other than U.S. dollars, principal amounts of such currency in denominations of the equivalent of U.S. $1,000 (rounded to an integral multiple of 1,000 units of such currency).

Preparation of	If any order to purchase a Book-Entry Security is accepted by

Pricing Supplement:	or on behalf of the Issuer, a pricing supplement (a “Pricing Supplement”) will be prepared by or on behalf of the Issuer and approved by the Issuer reflecting the terms of such Security. The Issuer will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Pricing Supplement with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Act.

In each instance that a Pricing Supplement is prepared, the Selling Agent will affix the Pricing Supplement to Prospectuses prior to their use. Outdated Pricing Supplements, and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:
The receipt by the Issuer of immediately available funds in payment for a Book-Entry Security and the authentication and issuance of the Global Security representing such Security shall constitute “settlement” with respect to such Security. All orders accepted by the Issuer will be settled on the fifth Business Day pursuant to the timetable for settlement set forth below unless the Issuer and the purchaser agree to settlement on another day, which shall be no earlier than the next Business Day.

Settlement Procedures:
Unless otherwise specified in any Prospectus or Disclosure Package, Settlement Procedures with regard to each Book-Entry Security sold by the Issuer to or through the Selling Agent (unless otherwise specified pursuant to a Terms Agreement), shall be as follows:

A.	In the case of a Book-Entry Security, the Selling Agent will advise the Issuer by electronic submission that such Security is a Book-Entry Security and of the following settlement information:

1. Principal amount.

2. Maturity Date.

3.     In the case of a Fixed Rate Book-Entry Security, the Interest Rate, whether such Security will pay interest annually, semiannually or quarterly or, in the case of a Floating Rate Book-Entry Security, the Initial Interest Rate (if known at such time), Interest Payment Date(s), Interest Payment Period, Calculation Agent, Base Rate, Index

Maturity, Index Currency, Interest Reset Period, Initial Interest Reset Date, Interest Reset Dates, Spread or Spread Multiplier (if any), Minimum Interest Rate (if any), Maximum Interest Rate (if any) and the Alternate Rate Event Spread (if any).

4. Redemption or repayment provisions, if any.

5. Ranking.

6. Settlement date and time (Original Issue Date).

7. Interest Accrual Date.

8. Price.

9. Selling Agent’s commission, if any, determined as provided in the Distribution Agreement.

10.   Whether the Security is an Original Issue Discount Security (an “OID Security”), and if it is an OID Security, the applicability of Modified Payment upon Acceleration (and, if so, the Issue Price).

11. Whether the Issuer has the option to reset the Spread or Spread Multiplier of the Security.

12. Whether the Security is an Optionally Exchangeable Security, a Mandatorily Exchangeable Security, or any form of exchangeable Security.

13. Any other applicable provisions.

B.
The Issuer will advise the Trustee by electronic transmission of the information set forth in “Settlement Procedure” “A” above. The Trustee will then assign a CUSIP number to the Global Security representing a Security and will notify the Issuer and the Selling Agent of such CUSIP number(s) by electronic transmission as soon as practicable.

C.	The Trustee will enter a pending deposit message through DTC’s Participant Terminal System, providing the following settlement information to DTC:

1. The information set forth in “Settlement Procedure” “A”

and “B” above.

2.     The Initial Interest Payment Date for the Securities the number of days by which such date succeeds the related DTC Record Date and, if known, the amount of interest payable on such Initial Interest Payment Date.

3. The CUSIP number of the Global Security.

4.     [For FAST closing][The Selling Agent will instigate a closing call with the Trustee and DTC to confirm the CUSIP number, aggregate principal amount and FAST closing number prior to execution of the Global Security and settlement.]

D.
The Trustee will authenticate the Global Security representing the Security upon its receipt of a written Issuer order requesting authentication in accordance with the provisions of the Second Supplemental Indenture.

E.
The Trustee will enter a deliver order through DTC’s Participant Terminal System instructing DTC to create the Security and credit such Security to the Selling Agent’s participant account [For MMI Closing, if DVP][and (ii) debit the Selling Agent’s settlement account and credit the Trustee’s settlement account for an amount equal to the price of such Security, less the Selling Agent’s commission, if any.] The entry of such a deliver order shall constitute evidence to DTC that the Global Security representing a Book-Entry Security has been issued and authenticated.

F.
Unless the Selling Agent or a person holding through the Selling Agent is the end purchaser of the Security, the Selling Agent will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Security to the Selling Agent’s participant account and credit such Security to the participant accounts of the Participants with respect to such Security and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Selling Agent for an amount equal to the price of such Security.

G.	Transfers of funds in accordance with SDFS deliver orders described in Settlement Procedures “E” and “F” will be settled in accordance with SDFS operating procedures in effect on the settlement date.

H.
[For MMI closing, if DVP][Upon credit to the account of the Trustee, the Trustee will credit to the account of the Issuer maintained at Bank of America N.A., New York, in funds available for immediate use in the amount transferred to the Trustee in accordance with “Settlement Procedure” “E”.]

I.
Unless the Selling Agent is the end purchaser of the Security, the Selling Agent will confirm the purchase of such Security to the purchaser either by transmitting to the Participants with respect to such Security a confirmation order or orders through DTC’s institutional delivery system or by mailing a written confirmation to such purchaser.

J.
Upon request, the Trustee will make available to the Issuer a statement setting forth the principal amount of Securities outstanding as of that date under the Indenture, and keep a record and provide the same to the Issuer setting forth a brief description of any sales of which the Issuer has advised the Trustee that have not yet been settled.

Settlement Procedures Timetable:
For sales by the Issuer of Book-Entry Securities to or through the Selling Agent (unless otherwise specified pursuant to a Terms Agreement) for settlement on the first Business Day after the sale date, Settlement Procedures “A” through “J” set forth above shall be completed as soon as possible but not later than the respective times in New York City set forth below:

Settlement Procedure A B C D [MMI; DVP][E F G-H [MMI; DVP][I J

Time
11:00 A.M. on the sale date
11:00 A.M. on the sale date
12:00 Noon on the sale date
2:00 P.M. on the sale date
12:00 P.M. on the settlement date]
12:00 P.M. on the settlement date
2:00 P.M. on the settlement date
5:00 P.M. on the settlement date]
5:00 P.M. on the settlement date

If a sale is to be settled more than one Business Day after the sale date, Settlement Procedures “A”, “B” and “C” shall be completed as soon as practicable but no later than 11:00 A.M., 11:00 A.M. and 12 Noon, respectively, on the first Business

Day after the sale date.

“Settlement Procedure” “H” is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the settlement date.

[For MMI closing][If settlement of a Book-Entry Security is rescheduled or canceled, the Trustee, after receiving notice from the Issuer or the Selling Agent, will deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 2:00 P.M. on the Business Day immediately preceding the scheduled settlement date.]

Failure to Settle:
If the Trustee fails to enter a deliver order with respect to a Book-Entry Security pursuant to “Settlement Procedure” “F”, the Trustee may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Security to the Trustee’s participant account, provided that the Trustee’s participant account contains a principal amount of the Global Security representing such Security that is at least equal to the principal amount or face amount to be debited. If a withdrawal message is processed with respect to all the Book-Entry Securities represented by a Master Note, the Trustee will mark such Master Note “canceled,” make appropriate entries in the Trustee’s records and send such canceled Master Note to the Issuer. The CUSIP number assigned to such Master Note shall, in accordance with the procedures of the CUSIP Service Bureau of Standard & Poor’s Corporation, be canceled and not immediately reassigned. If a withdrawal message is processed with respect to one or more, but not all, of the Book-Entry Securities represented by a Master Note, the Trustee will annotate Schedule 1 of the related Master Note accordingly.

If the purchase price for any Book-Entry Security is not timely paid to the Participants with respect to such Security by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the Selling Agent may enter SDFS deliver orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedure “G”. Thereafter, the Trustee will deliver the withdrawal message and take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Security, DTC may take any actions in accordance with its SDFS operating procedures then in effect.

In the event of a failure to settle with respect to one or more, but not all, of the Book-Entry Securities to have been represented by a Master Note the Trustee will provide, in accordance with Settlement Procedures “C” and “D”, for the authentication and issuance of the Securities representing the Book-Entry Securities to be represented by such Master Note and will make appropriate entries in its records.

PART II:	ADMINISTRATIVE PROCEDURES FOR CERTIFICATED SECURITIES

The Trustee will serve as registrar in connection with the Certificated Securities.

Issuance:
Each Certificated Security will be dated and issued as of the date of its authentication by the Trustee. Each Certificated Security will bear an Original Issue Date, which will be (i) with respect to an original Certificated Security (or any portion thereof), its original issuance date (which will be the authentication date) and (ii) with respect to any Certificated Security (or portion thereof) issued subsequently upon transfer or exchange of a Certificated Security or in lieu of a destroyed, lost or stolen Certificated Security, the original issuance date of the predecessor Certificated Security, regardless of the date of authentication of such subsequently issued Certificated Security.

Preparation of Pricing Supplement:
If any order to purchase a Certificated Security is accepted by or on behalf of the Issuer, a pricing supplement (a “Pricing Supplement”) will be prepared by or on behalf of the Issuer and approved by the Issuer reflecting the terms of such Security. The Issuer will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Pricing Supplement with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Act. The Selling Agent will cause such Pricing Supplement to be delivered to the purchaser of the Security.

In each instance that a Pricing Supplement is prepared, the Selling Agent will affix the Pricing Supplement to Prospectuses prior to their use. Outdated Pricing Supplements, and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:
The receipt by the Issuer of immediately available funds in exchange for an authenticated Certificated Security delivered to the Selling Agent and the Selling Agent’s delivery of such Security against receipt of immediately available funds shall constitute “settlement” with respect to such Security. All offers accepted by the Issuer will be settled on or before the fifth Business Day next succeeding the date of acceptance pursuant to the timetable for settlement set forth below, unless the Issuer and the purchaser agree to settlement on another date.

Settlement Procedures:	Settlement Procedures with regard to each Certificated Security sold by the Issuer to or through the Selling Agent (unless otherwise specified pursuant to a Terms Agreement) shall be as follows:

A.	In the case of Certificated Securities, the Selling Agent will advise the Issuer by electronic submission that such Security is a Certificated Security and of the following settlement information:

1. Name in which such Security is to be registered (“Registered Security Owner”).

2. Required KYC documentation for the holder.

3. Address of the Registered Security Owner and address for payment of principal and interest or standard payment instructions.

4. Taxpayer identification number of the Registered Security Owner (if available) and an original copy of the W8/W9 tax form.

5. Principal amount.

6. Maturity Date.

7. In the case of a Fixed Rate Certificated Security, the Interest Rate, whether such Security will pay interest annually or semiannually or, in the case of a Floating Rate

Certificated Security, the Initial Interest Rate (if known at such time), Interest Payment Date(s), Interest Payment Period, Calculation Agent, Base Rate, Index Maturity, Index Currency, Interest Reset Period, Initial Interest Reset Date, Interest Reset Dates, Spread or Spread Multiplier (if any), Minimum Interest Rate (if any), Maximum Interest Rate (if any) and the Alternate Rate Event Spread (if any).

8. Redemption or repayment provisions, if any.

9. Ranking.

10. Settlement date and time (Original Issue Date).

11. Interest Accrual Date.

12. Price.

13. Selling Agent’s commission, if any, determined as provided in the Distribution Agreement.

13. Denominations.

14. Specified Currency.

15. Whether the Security is an OID Security, and if it is an OID Security, the applicability of Modified Payment upon Acceleration (and if so, the Issue Price).

16. Whether the Issuer has the option to reset the Spread or Spread Multiplier of the Security.

17. Any other applicable provisions.

B.	The Issuer will advise the Trustee by electronic transmission (confirmed in writing at any time on the sale date) of the information set forth in Settlement Procedure “A” and “B” above, as applicable.

C.	The Issuer will have delivered to the Trustee a pre-printed Security.

D.
The Trustee will with respect to a Security, authenticate such Security upon receipt of a written authentication order from the Issuer, and the Selling Agent will deliver it (with the confirmation) to the investor or such party as instructed by the

Issuer.

E.	The Selling Agent will confirm receipt of payment in immediately available funds and instruct the Trustee by electronic transmission to release the Security.

F.
If requested by the Issuer pursuant to an Issuer authentication order, the Trustee will send a copy of the Security register and the authenticated Security to the Issuer, evidencing that the issuance has been completed, the Security register formed and that the Security has been delivered.

Settlement Procedures Timetable:
For sales by the Issuer of Certificated Securities to or through the Selling Agent (unless otherwise specified pursuant to a Terms Agreement), Settlement Procedures “A” through “F” set forth above shall be completed on or before the respective times in New York City set forth below:

	Settlement Procedure A B C D-E F	Time 2:00 P.M. two days prior to settlement date 2:00 P.M. on or before day before settlement date 3:00 P.M. on day before settlement date 2:15 P.M. on settlement date 3:00 P.M. on settlement date

Failure to Settle:
If a purchaser fails to accept delivery of and make payment for any Certificated Security, the Selling Agent will notify the Issuer and the Trustee by electronic transmission and return such Security to the Trustee. Upon receipt of such notice, the Issuer will immediately wire transfer to the account of the Selling Agent an amount equal to the amount previously credited thereto in respect to such Security. Such wire transfer will be made on the settlement date, if possible, and in any event not later than the Business Day following the settlement date. If the failure shall have occurred for any reason other than a default by the Selling Agent in the performance of its obligations hereunder and under the Distribution Agreement, then the Issuer will reimburse the Selling Agent or the Trustee, as appropriate, on an equitable basis for its loss of the use of the funds during the period when they were credited to the account of the Issuer. Immediately upon receipt of the Certificated Security in respect of which such failure occurred, the Trustee, upon receiving written direction from the Issuer, will mark such note “canceled,” make appropriate entries in the Trustee’s register and send such canceled Security to the Issuer.

EXHIBIT C

FORM OF CALCULATION AGENCY AGREEMENT

LLOYDS TSB BANK PLC
as Issuer

LLOYDS BANKING GROUP PLC
as Guarantor

[NAME ENTITY]

as Calculation Agent

AND

THE BANK OF NEW YORK MELLON, acting through its London Branch as Paying Agent

[Title of Securities]

RETAIL NOTES, SERIES B

THIS AGREEMENT is made as of [•], among LLOYDS TSB BANK PLC, a public limited company incorporated in England (the “Issuer”), LLOYDS BANKING GROUP PLC, a public limited company incorporated in Scotland (the “Guarantor”), [name entity], a [•] incorporated in [•], in its capacity as calculation agent (together with any successor, called “[•]” or the “Calculation Agent”) and THE BANK OF NEW YORK MELLON, acting through its London Branch, in its capacity as paying agent (the “Paying Agent”).

W I T N E S S E T H :

WHEREAS, the Issuer proposes to issue and sell the securities designated as [Title of Notes],  which are listed on Exhibit A hereto (referred to as the “[•] Notes”).  The [•] Notes are to be issued under the Senior Debt Indenture dated as of January 21, 2011 (the “Senior Indenture”), among the Issuer, the Guarantor and The Bank of New York Mellon, acting through its London Branch, as Trustee (the “Trustee”), as supplemented by the second supplemental indenture dated as of [•] November, 2011 (the “Second Supplemental Indenture”), among the Issuer, the Guarantor and the Trustee (the Senior Indenture as supplemented by the Second Supplemental Indenture and as may be supplemented or amended from time to time, the “Indenture”). The [•] Notes shall be issued in the form of book-entry global securities held in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”).  Terms used but not defined herein shall have the meanings assigned to them in the Indenture, the Prospectus dated as of December 22, 2010, the Prospectus Supplement dated as of [•] November, 2011 and the Pricing Supplement dated as of [•], 2011, relating to the [•] Notes and attached hereto as Exhibit B (the “Pricing Supplement”).

Section 1.              Determination of the Reference Rate and Interest Rate.  For the purpose of appointing an agent to determine the [Reference Rate] on the [•] Notes (the “Reference Rate”) and to determine the Interest Rate (as defined in the Pricing Supplement) and the amount owed to each holder of the [•] Notes, the Issuer, the Guarantor, the Calculation Agent and the Paying Agent agree as follows:

(a)
Upon the terms and subject to the conditions contained herein, the Issuer hereby appoints [name of entity] as its Calculation Agent and [name of entity] hereby accepts such appointment as the Issuer’s and the Guarantor’s agent for the purpose of determining the Reference Rate in the manner and at the times provided in the Pricing Supplement.

(b)
In its role as Calculation Agent, [name of entity] will determine the Reference Rate in respect of the [•] Notes in accordance with the terms of the Pricing Supplement. In performing its duties under this paragraph, the Calculation Agent shall obtain information from the sources and/or obtain relevant quotations from appropriate banks, dealers or reference agents as are specified in the Pricing Supplement or, failing which, as the Calculation Agent shall, acting in good faith and in consultation with the Issuer or the Guarantor, as the case may be, deem appropriate.

(c)
The Calculation Agent shall exercise due care to determine the Reference Rate and as soon as the Reference Rate is determined on each Interest Determination Date (as defined in the Pricing Supplement), but in no event later than such Interest Determination Date, the Calculation Agent will cause to be communicated to the Issuer, the Guarantor, the Trustee and the Paying Agent and to any other paying agent identified to it, information regarding the relevant Reference Rate.

(d)
Upon determining the Reference Rate as specified in Section 1(c) of this Agreement, the Calculation Agent shall exercise due care to calculate the Interest Rate and the amount owed to each holder of the [•] Notes (the “Payment Amounts”) using the Reference Rate so determined. The Calculation Agent shall communicate the Interest Rate and the Payment Amounts to the Issuer, the Guarantor, the Trustee, the Paying Agent and to any other paying agent identified to it as soon as determined on each Interest Determination Date, but in no event later than such Interest Determination Date.  The Paying Agent will notify DTC to pay the Payment Amounts owed in accordance with the Interest Rate and the Payment Amounts provided to it by the Calculation Agent.

The Calculation Agent will, upon the request of the holder of any [•] Note, provide the Interest Rate then in effect with respect to such [•] Note and, if determined, the Interest Rate with respect to such [•] Note which will become effective for the next Interest Period (as defined in the Pricing Supplement).

(e)
Any determination of the Reference Rate made in accordance with the foregoing paragraphs shall (in the absence of manifest error) be binding on the Issuer, the Trustee, the Paying Agent and all holders of the [•] Notes.

(f)
If the Calculation Agent at any material time does not determine the Reference Rate, obtain any quotation, or make any other determination or calculation that it is required to make pursuant to the Pricing Supplement, it shall forthwith notify the Issuer, the Guarantor, the Trustee and the Paying Agent for the [•] Notes and will be subject to removal in accordance with Section 4 of this Agreement.

Section 2.              Rights and Duties of the Calculation Agent.  The Calculation Agent accepts its obligations set forth herein, upon the terms and subject to the conditions hereof, including the following, to all of which the Issuer and the Guarantor agree:

(a)
In acting under this Agreement and in connection with the [•] Notes, the Calculation Agent is acting solely as agent of the Issuer and the Guarantor and does not assume any obligations to or relationship of agency or trust for or with any of the owners or holders of the [•] Notes.

(b)
Unless herein otherwise specifically provided, any order, certificate, notice, request or communication from the Issuer or the Guarantor made or given under any provision of this Agreement shall be sufficient if signed by any person whom the Calculation Agent reasonably believes to be a duly authorized officer of the Issuer or the Guarantor, as applicable.

(c)
The Calculation Agent shall be obligated to perform such duties and only such duties as are herein specifically set forth and necessarily incidental thereto, and no implied duties or obligations shall be read into this Agreement or the Pricing Supplement against the Calculation Agent.

(d)
No amendment to the provisions of the [•] Notes relating to the duties or obligations of the Calculation Agent hereunder may become effective without the prior written consent of the Calculation Agent, which consent shall not be unreasonably withheld.

(e)
The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken, or anything suffered by it, in reliance upon anything contained in the [•] Notes or the Pricing Supplement, except such as may result from the negligence, willful default or bad faith of the Calculation Agent or any of its agents or employees.

(f)
In no event shall the Calculation Agent be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) arising in connection with this Agreement irrespective of whether the Calculation Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(g)
The Issuer and the Guarantor agree to indemnify the Calculation Agent against any losses, liabilities, costs, claims, actions or demands which it may incur or sustain or which may be made against it in connection with its appointment or the exercise of its powers and duties hereunder as well as the reasonable costs, including the expenses and fees of legal counsel in defending any claim, action or demand, except such as may result from the negligence, willful default or bad faith of the Calculation Agent or any of its agents or employees.

The Calculation Agent shall incur no liability and shall be indemnified and held harmless by the Issuer and Guarantor for, or in respect of, any actions taken in good faith by the Calculation Agent or anything suffered by it, in reliance upon (i) the written opinion or advice of appropriately qualified independent legal counsel or (ii) written instructions from the Issuer or the Guarantor.

The provisions of this sub-section shall survive the termination of this Agreement or the earlier of the resignation or the removal of the Calculation Agent.

In the event of any claim, action or demand in respect of which an indemnity may be sought from the Issuer and the Guarantor, the Calculation Agent shall (subject to Section 7), as soon as practicable, notify the Issuer and the Guarantor in writing by post or fax.

Section 3.              Compensation of the Calculation Agent. The Calculation Agent shall be entitled to such compensation as may be agreed upon with the Issuer and the Guarantor for all services rendered by the Calculation Agent, and, subject to the terms of the Guarantee, the Issuer promises to pay such compensation and to reimburse the Calculation Agent for the reasonable out-of-pocket expenses, including reasonable counsel fees, properly incurred by the Calculation Agent in connection with the services rendered by it hereunder, upon receipt of such invoices as the Issuer or the Guarantor, as the case may be, shall reasonably require.

Section 4.              Resignation or Removal of the Calculation Agent. Except as provided below, the Calculation Agent may at any time resign as Calculation Agent by giving written notice to the Issuer, the Guarantor, the Trustee and the Paying Agent of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such notice shall be given not less than two months’ prior to the said effective date, unless the Issuer and the Guarantor otherwise agree in writing. The Calculation Agent may be removed at any time by the filing with it of any instrument in writing signed on behalf of the Issuer or the Guarantor, specifying such removal and the date when it shall become effective provided, however, that no removal of the Calculation Agent will be effective unless the Issuer and the Guarantor have delivered written notice of such removal to the Calculation Agent at least 10 (calendar) days prior to the effective date of such removal.  Such resignation or removal shall take effect upon:

(a)
The appointment by the Issuer or the Guarantor as hereinafter provided of a successor Calculation Agent, which shall be a responsible financial firm or institution having an established place of business in the City of New York, New York or London, England;

(b)	The acceptance of such appointment by such successor Calculation Agent; and

(c)
The giving of notice of such appointment to the holders of the [•] Notes, provided that if the Calculation Agent fails duly to establish the Reference Rate on any Interest Determination Date, such removal will take effect immediately upon such appointment of, and acceptance thereof by, a successor Calculation Agent, in which event notice of such appointment shall be given to the holders of the [•] Notes as soon as practicable thereafter. Upon its resignation or removal becoming effective, the retiring Calculation Agent shall be entitled to the payment of its compensation and the reimbursement of all expenses incurred by such retiring Calculation Agent pursuant to Section 11 hereof.

Section 5.              Successor Calculation Agent

(a)
If at any time the Calculation Agent shall resign or be removed, or shall become incapable of acting or shall be adjudged bankrupt or insolvent, or liquidated or dissolved, or an order is made or an effective resolution is passed to wind up the Calculation Agent, or if the Calculation Agent shall file a voluntary petition in bankruptcy or make an assignment for the benefit of its creditors, or shall consent to the appointment of a receiver, administrator or other similar official of all or any substantial part of its property, or shall admit in writing its inability to pay or meet its debts as they mature, or if a receiver, administrator or other similar official of the Calculation Agent or of all or any substantial part of its property shall be appointed, or if any order of any court shall be entered approving any petition filed by or against the Calculation Agent under the provisions of any applicable bankruptcy or insolvency law, or if any public officer shall take charge or control of the Calculation Agent or its property or affairs for the purpose of rehabilitation, conversation or liquidation, then a successor Calculation Agent shall be appointed by the Issuer or the Guarantor by an instrument in writing filed with the successor Calculation Agent. Upon the appointment as aforesaid of a successor Calculation Agent and acceptance by the latter of such appointment and (except in cases of removal for failure to establish the Reference Rate) the giving of notice to the holders of the [•] Notes, the former Calculation Agent shall cease to be Calculation Agent hereunder.

(b)
Any successor Calculation Agent appointed hereunder shall execute and deliver to its predecessor and to the Issuer and the Guarantor, an instrument accepting such appointment hereunder, and thereupon such successor Calculation Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as the Calculation Agent hereunder, and such predecessor, upon payment of its compensation, charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Calculation Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor Calculation Agent.

(c)
Any corporation into which the Calculation Agent may be merged or converted, or any corporation with which the Calculation Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation or to which the Calculation Agent shall be a party shall, to the extent permitted by applicable law and provided that it shall be a responsible financial firm or institution having an established place of business in the City of New York, New York or London, England, be the successor Calculation Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto.  Notice of any such merger, conversion or consolidation shall forthwith be given to the Issuer, the Guarantor, the Trustee and the Paying Agent.

Section 6.              Rights and Duties of the Paying Agent.

(a)
The Paying Agent and its directors, officers, employees and agents shall incur no liability and shall be indemnified and held harmless by the Issuer and the Guarantor (i) for, or in respect of, any actions taken or suffered in good faith by the Paying Agent (A) due to the Calculation

Agent’s failure to provide the Reference Rate or Interest Rate, (B) resulting from the use of, and reliance on the Reference Rate or Interest Rate provided by the Calculation Agent and (ii) against any losses, liabilities, costs, claims, actions or demands which it may incur or sustain or which may be made against it in connection with its appointment or the exercise of its powers and duties hereunder as well as the reasonable costs, including the expenses and fees of legal counsel in defending any claim, action or demand, except in respect of each of (i) and (ii) above, such as may result from the gross negligence, willful default or bad faith of the Paying Agent or any of its directors, officers, employees or agents.

This indemnification shall survive the termination of this Agreement and the resignation or removal of the Paying Agent.

(b)
In no event, shall the Paying Agent be liable for any loss, liability, claim, action or damages arising from the Paying Agent receiving or transmitting any data from or to any party to this Agreement or any person via any non-secure method of transmission or communication, such as but without limitation, by facsimile or email.  The Issuer and the Guarantor accept that some methods of communication are not secure and the Paying Agent shall not incur any liability for receiving instructions via any such non-secure method. The Paying Agent is authorized to comply with and rely upon any such notice, instruction or other communications believed by it to have been sent or given by any party to this Agreement.

(c)
In no event shall the Paying Agent be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) arising in connection with this Agreement irrespective of whether the Paying Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(d)
In the event of any claim, action or demand in respect of which an indemnity may be sought from the Issuer and the Guarantor, the Paying Agent shall (subject to Section 7), as soon as practicable, notify the Issuer and the Guarantor in writing by post or fax.

Section 7.              Notices. Any notice required to be given hereunder shall be delivered in person, sent by letter or telecopy or communicated by telephone (subject, in the case of communication by telephone, to confirmation dispatched within twenty-four hours by letter or by telecopy) to:

(a)	In the case of the Issuer or the Guarantor:

25 Gresham Street, London EC2V 7HN, England
Attention: Group Corporate Treasury
Telephone: +44 207 626 1500
Facsimile: +44 207 158 3277

(b)	in the case of The Bank of New York Mellon, London Branch:

One Canada Square, London E14 5AL, England
Attention: Corporate Trust Administration
Facsimile: +44 20 7964 2536

(c)	in the case of The Depository Trust Company:

The Depository Trust Company
Attention: Manager Announcements
55 Water Street, 25th Floor, New York, New York 10041, USA
Telecopy: +1 (212) 855 4555 or +1 (212) 709 1263

(d)	in the case of the Calculation Agent:

[title entity]
Attention: [•]
[address]
[Telephone/Facsimile/Telecopy]

or to any other address of which any party shall have notified the others in writing as herein provided.  Any notice hereunder given by telephone, telecopy or letter shall be deemed to be received when in the ordinary course of transmission or post, as the case may be, it would be received.

Section 8.              Amendments. This Agreement may be amended only by a writing duly executed and delivered by each of the parties hereto. Any such amendment, modification or waiver shall be effective only in the specific instance and for the purpose for which it is given.

Section 9.              Governing Law; Submission to Jurisdiction. This Agreement and the Calculation Agent’s appointment as Calculation Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of laws principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto. Each party hereto submits to the non-exclusive jurisdiction of, and venue in, the federal or state courts of competent jurisdiction in the Borough of Manhattan, New York, New York.

Section 10.            Counterparts. This Agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.

Section 11.            Successors and Assigns.  This Agreement is solely for the benefit of the parties hereto and their successors and assigns, and no other person shall acquire or have any rights under or by virtue hereof. This Agreement shall be binding upon and shall inure to the benefit of the parties and respective permitted successors and assigns.

Section 12.            Conflicts. In the event of any conflict relating to the rights or obligations of the Calculation Agent in connection with the calculation of the Reference Rate on the [•] Notes, the relevant terms of this Agreement shall govern such rights and obligations.

Section 13.            Waiver of Right to Trial by Jury. EACH OF THE ISSUER, THE GUARANTOR, THE CALCULATION AGENT AND THE PAYING AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE [•] NOTES OR THE TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

LLOYDS TSB BANK PLC, as Issuer

By:
Name:
Title:

LLOYDS BANKING GROUP PLC, as Guarantor

By:
Name:
Title:

[NAME OF ENTITY] as Calculation Agent

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, ACTING THROUGH ITS LONDON BRANCH, as Paying Agent

By:
Name:
Title:

EXHIBIT A

[•] Notes due [date], [year]

EXHIBIT B

[INSERT PRICING SUPPLEMENT]

ANNEX I

FORM OF OPINION OF
DAVIS POLK & WARDWELL LLP, U.S. COUNSEL
FOR THE ISSUER AND THE GUARANTOR

Based upon the foregoing, and subject to the assumptions, qualifications and limitations contained therein:

1.
Assuming that the Distribution Agreement has been duly authorized, executed and delivered by the Issuer insofar as English law is concerned and by the Guarantor insofar as Scots law is concerned, the Distribution Agreement has been duly executed and delivered by the Issuer and the Guarantor.

2.
Assuming that the Determination Agency Agreement has been duly authorized, executed and delivered by the Issuer insofar as English law is concerned and by the Guarantor insofar as Scots law is concerned, the Determination Agency Agreement has been duly executed and delivered by the Issuer and the Guarantor.

3.
Assuming that the Indenture has been duly authorized, executed and delivered by the Issuer insofar as English law is concerned and by the Guarantor insofar as Scots law is concerned, the Indenture has been duly authorized, executed and delivered by the Issuer and the Guarantor and the Indenture is a valid and binding agreement of the Issuer and the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

4.
Assuming that the Notes have been duly authorized, executed and delivered by the Issuer insofar as English law is concerned, the Notes, when the Notes are executed and authenticated in accordance with the provisions of the terms of the Indenture and delivered to and paid for by the purchasers thereof, the Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and will be entitled to the benefits of the Indenture.

5.	Assuming the due authorization of the Notes by the Issuer and the due authorization of the Guarantee endorsed on the Master Note by the Guarantor, the Guarantee, when the Master Note (and the Guarantee endorsed thereon) is executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the purchasers thereof, will be valid and binding obligations of the Guarantor, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

6.
Assuming that the Distribution Agreement has been duly authorized, executed and delivered by the Issuer insofar as English law is concerned and the Guarantor insofar as Scots law is concerned, under the laws of the State of New York relating to personal jurisdiction, each of the Issuer and the Guarantor has, pursuant to Section 17 of the Distribution Agreement and Section 1.14 of the Indenture, validly and irrevocably submitted to the non-exclusive personal jurisdiction of any state or United States federal court located in the Borough of Manhattan, the City of New York, New York (each a “New York Court”) in any action arising out of or relating to the Indenture and the Distribution Agreement or the transactions contemplated thereby, has validly and irrevocably waived to the fullest extent it may effectively do so any objection to the venue of a proceeding in any such New York Court, and has validly and irrevocably appointed the Chief U.S. Counsel of Lloyds TSB Bank plc (or any successor thereto) as its authorized agent for the purpose described in Section 17 of the Distribution Agreement and Section 1.14 of the Indenture; and service of process effected on such agent in the manner set forth in Section 17 of the Distribution Agreement and Section 1.14 of the Indenture will be effective to confer valid personal jurisdiction on the Issuer and the Guarantor.

7.	Each of the Issuer and the Guarantor is not required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

8.
Except as disclosed in the Prospectus, the execution and delivery by the Issuer of, and the performance by the Issuer of its respective obligations under, the Distribution Agreement, the Indenture, the Notes and the Guarantees (collectively, the “Documents”), and the execution and delivery by the Guarantor of, and the performance by the Guarantor of its obligations under, the Documents will not contravene any provision of the laws of the State of New York or any federal law of the United States of America that in such counsel’s experience is normally applicable to general business corporations in relation to transactions of the type contemplated thereby, provided that such counsel does not express an opinion as to federal or state securities laws.

9.
No consent, approval, authorization or order of, or qualification with, any governmental body or agency under the laws of the State of New York or any federal law of the United States of America that in such counsel’s experience is normally applicable to general business corporations in relation to transactions of the type contemplated by the Documents is required for the execution, delivery and performance by the Issuer or the Guarantor of their respective obligations under the Documents, except such as may be required under federal or state securities or Blue Sky laws as to which such counsel does not express an opinion and except that no opinion is expressed herein with respect to whether the purchase of any Notes constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, or any laws similar to those provisions.

Such counsel has considered the statements included in the Base Prospectus under the caption “Description of Debt Securities” and the Prospectus Supplement under the caption “Description of the Notes and the Guarantees” insofar as they summarize provisions of the Documents. In such counsel’s opinion, such statements fairly summarize these provisions in all material respects. The statements included in the Prospectus Supplement under the caption “U.S. Federal Income Tax Consequences”, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, fairly and accurately summarize the matters referred to therein in all material respects.

Such counsel points out that the opinions in paragraphs 3, 4, 5, and 6 above and the opinion in the preceding paragraph as to the statements in the Prospectus under the captions “Description of Debt Securities” (in the Base Prospectus) and “Description of the Notes and the Guarantees” (in the Prospectus Supplement) do not address any application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission to the Securities, the payments of principal or interest on which, or any other payment with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities issued by the Issuer, the Guarantor or by entities affiliated or unaffiliated with the Issuer or the Guarantor, baskets of such securities or indices and on such other terms as may be set forth in the relevant pricing supplement specifically relating to the Securities.

ANNEX II

FORM OF 10b-5 LETTER OF
DAVIS POLK & WARDWELL LLP, U.S. COUNSEL
FOR THE ISSUER AND THE GUARANTOR

Based upon the foregoing, and subject to the assumptions, qualifications and limitations contained therein:

On the basis of the information gained in the course of the performance of the services rendered above, but without independent check or verification except as stated above:

1.
the Registration Statement and the Prospectus appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder; and

2.	nothing has come to our attention that causes us to believe that in so far as relevant to the offering of the Securities:

a.
the Registration Statement as of the date hereof contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or

b.
the Prospectus as the date hereof contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In providing this letter to the Agent, such counsel has not been called to pass upon, and such counsel does not express a view regarding (i) the financial statements or financial schedules or other financial or accounting data included in the Registration Statement or the Prospectus, or (ii) the Statement of Eligibility of the Trustee on Form T-1. It is understood, for the purpose of this letter, that any data furnished in accordance with “Guide 3. Statistical Disclosure by Bank Holding Companies” under the Act is financial data.

Such counsel points out that this letter does not address any application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission to the Securities, the payments of principal or interest on which, or any other payment with respect to which, will be determined by reference to one or more currency exchange rates, commodity

II-1

prices, securities issued by the Issuer, the Guarantor or by entities affiliated or unaffiliated with the Issuer or the Guarantor, baskets of such securities or indices and on such other terms as may be set forth in the relevant pricing supplement specifically relating to the Securities.

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ANNEX III

FORM OF DUNDAS & WILSON CS LLP, SCOTTISH COUNSEL
TO THE ISSUER AND THE GUARANTOR

Based upon the foregoing, and subject to the assumptions, qualifications and limitations contained therein:

1.
Status and capacity:  the Guarantor has been duly incorporated in Great Britain as a limited liability company and is validly registered under the law of Scotland, and has the corporate power and authority under such law to conduct its business through its subsidiaries as expressly described in the Prospectus and/or Prospectus Supplement. The Search revealed no order or resolution for the winding-up of the Guarantor and no notice of appointment in respect of the Guarantor of a liquidator, receiver, administrative receiver or administrator as at the date and time of the Search.

2.
Corporate authority and execution:  The creation and issuance of the Guarantees, and the execution, delivery and performance by the Guarantor of the Documents, is within the corporate power of the Guarantor, and has been duly authorised by all necessary corporate action on the part of the Guarantor, and, insofar as Scots law governs the formalities of execution and delivery thereof, each Document has been duly executed and delivered by the Guarantor.

3.
Documents binding:  The obligations on the part of the Guarantor under the Documents are legal, valid and binding obligations of the Guarantor enforceable against the Guarantor (as the case may be) in the Scottish courts.

4.
Guarantees binding:  Each of the Guarantees (upon endorsement on the Notes in accordance with the terms of the Senior Indenture), insofar as Scots law governs the formalities of execution and delivery thereof, will have been duly executed by or on behalf of the Guarantor, and (upon execution, authentication, issue and delivery of the relevant Notes) the obligations on the part of the Guarantor under the Guarantees will constitute legal, valid and binding obligations of the Guarantor enforceable against the Guarantor in the Scottish courts.

5.
Official consents:  No authorisations, approvals, consents or licences of governmental, judicial or public bodies or authorities of or in Scotland (together consents), except such consents as may be required under statutory provisions (other than the Companies Act 2006 as it applies to a company having its registered office in Scotland) or regulations or

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practices applying in Great Britain as a whole, are required by the Guarantor, as a result of being a Scottish registered company, for the execution, issue and delivery of the Guarantees.

6.
Non-conflict with constitution or laws:  Neither the execution, delivery and performance by the Guarantor of the Documents, nor the execution, issue, delivery and performance by the Guarantor of the Guarantees, will of itself result in any violation in any material respect of:

(a)	the Memorandum or Articles of Association of the Guarantor; or

(b)	any existing applicable mandatory provision of Scots law or regulation.

7.
Enforcement and choice of law:  The Selling Agent would under current practice of the Scottish courts (assuming the effect of Section 17 of the Distribution Agreement is not to prorogate the exclusive jurisdiction of the courts in the Borough of Manhattan therein referred to (the “New York Courts”)) be permitted to commence proceedings against the Guarantor in the Scottish courts for enforcement of the Distribution Agreement and the Scottish courts would accept jurisdiction in any proceedings for so long as the Guarantor remained domiciled in Scotland, and, upon proper averments being made in a Scottish court in any such proceedings, the choice of the law of the State of New York as the governing law of the Distribution Agreement would be upheld as a valid choice of law by that court.

8.
Submission to jurisdiction:  The submission by the Guarantor in Section 17 of the Distribution Agreement to the jurisdiction of the New York Courts, and the designation, appointment and empowerment by the Guarantor under the said Section 17 of an agent for service, would be upheld by the Scottish courts as valid and effective.

9.
Recognition of foreign judgments:  In relation to any Guarantee or other Document which is expressed to be governed by the law of the State of New York as its governing law, a judgment of the New York Courts as the relevant forum against the Guarantor would be recognised in Scotland through an action of decree–conform under common law in the Court of Session in Scotland, assuming that (I) the court which issued the judgment had jurisdiction and acted judicially with no element of unfairness, (II) such judgment was final, not obtained by fraud, or a revenue or penal action, remained capable of enforcement in the place it was pronounced and was not contrary to natural justice, and (III) enforcement of the judgment is not contrary to Scottish public policy.

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ANNEX IV

FORM OF OPINION OF LINKLATERS LLP
ENGLISH SOLICITORS TO THE ISSUER AND THE GUARANTOR

Based upon the foregoing, and subject to the assumptions, qualifications and limitations contained therein:

1.	The Issuer is a company incorporated in England under the Companies Acts 1862 and 1985.

2.
The Issuer has the corporate power to enter into and to perform its obligations under the Principal Agreements and the Notes and has taken all necessary corporate action to authorise its execution, delivery and performance of the Principal Agreements and the Notes.

3.
No United Kingdom stamp duty (including that charged on the issue of bearer instruments) is payable in connection with the execution and delivery of the Principal Agreements, the Guarantee, or the issue of the Notes. Stamp duty reserve tax may arise where the Notes are issued into a clearance system or depository receipt system, where the Notes do not constitute exempt loan capital for the purposes of Subsections 79 (4),(5) and (6) of the Finance Act 1986. We have not been asked to, and we do not, express (i) any other opinion as to such duties or taxes that will or may arise as a result of any other transaction effected in connection with the Notes or (ii) any opinion as to any other taxation (including Value Added Tax) which will or may arise as a result of any transaction effected in connection with the Notes.

4.	There will be no withholding on account of income tax under:

(i)      Chapter 3 Part 15 Income Tax Act 2007 ("ITA") on payments of interest on the Notes by the Issuer where either (i) the relevant Note is listed on a recognised stock exchange for the purpose of Section 882 ITA or (ii) the interest is paid by the Issuer in the ordinary course of its business for the purpose of Section 878 ITA; or

(ii)      Chapter 2 of Part 15 ITA on payments of interest on the Notes by the Issuer where either the relevant Note is (i) a debt on a security which is listed on a recognised stock exchange for the purpose of Section 870(1)(b) ITA or (ii) a debt on a debenture issued by the Issuer for the purpose of Section 870(1)(c) ITA.

5.
The statements in the section of the Prospectus Supplement entitled “Taxation in the United Kingdom” (and in the section of the Issuer’s Form 6-K referred to therein), insofar as such statements constitute a general summary of both current United Kingdom tax law and United Kingdom H.M. Revenue & Customs practice relevant to the issue of the Notes, fairly and accurately summarise the matters referred to therein.

6.
There are no consents, approvals, authorisations or orders required by the Issuer or the Guarantor from any governmental or other regulatory agencies in the United Kingdom in connection with the issue and offering of the Notes, the performance by the Issuer of its obligations under the Principal Agreements and the Notes or the performance by the Guarantor of its obligations under the Guarantee.

7.
There are no registration, filing or similar formalities imposed in the United Kingdom upon the Issuer, the Guarantor or the Selling Agent in relation to the issue or offering of the Notes or the performance by the Issuer or the Guarantor of their obligations under the Notes and the Guarantee, respectively, provided that no public offer by the Issuer, the Guarantor or the Selling Agent (or any person acting on their behalf) is made in the United Kingdom, other than in the circumstances set out in Section 86 of the FSMA.

8.
There will be no contravention of the provisions of Sections 118, 397(2) or 397(3) of the FSMA in respect of stabilisation transactions carried out in respect of the Notes (“Stabilisation Transactions”), or of the insider dealing provisions contained in Part V of the Criminal Justice Act 1993 by virtue of dealing in or encouraging another person to deal in the Notes for the purposes of Stabilisation Transactions provided that anything done for the purpose of Stabilisation Transactions is done in conformity with the price stabilising rules of the FSA and is done during such period before and after the issue of the Notes as is specified by those rules.

9.
In any court proceedings taken in England for the enforcement of the provisions of the Principal Agreements or the Notes the choice of New York law as the governing law thereof will be recognised and upheld.

10.
The submission to the jurisdiction of the New York Courts (as defined below) by the Issuer and appointment of an agent for the service of process contained in the Senior Indenture and the Distribution Agreement are valid under English law as currently in force and under current practice of the English courts at the date hereof; and a final and conclusive judgment of any state or federal court in the City and State of New York (each a “New York Court” and together the “New York Courts”) in respect of any legal suit, action or proceeding brought to enforce any liability of the Issuer under the Principal Agreements or the Notes (a “United States Judgment”) would be capable of being enforced by fresh proceedings in an English court against the Issuer without the necessity for a re-trial or re-examination of the matters thereby adjudicated unless:

(i)
the English court is not satisfied, in accordance with its own conflict of law principles, that the New York Court had jurisdiction over the Issuer (the English court will normally be so satisfied if the Issuer has freely submitted to the jurisdiction of the New York Court);

(ii)	the judgment is not for a specific sum of money;

(iii)	the judgment was not final and conclusive;

(iv)	the judgment was obtained by fraud or misrepresentation;

(v)	enforcement of the judgment would be contrary to English public policy or if the proceedings in which the judgment was obtained were contrary to natural justice; or

(vi)	the proceedings were of a revenue or penal nature; and

provided that:

(i)
execution of an English judgment based on a judgment of a New York Court may be stayed if the latter judgment is the subject of a pending appeal or the judgment debtor is entitled and intends to appeal against the judgment;

(ii)
in any proceedings to enforce in an English court a foreign judgment (including a United States Judgment) it is open to the defendant to raise any counterclaim that he could have brought if the action had originally been brought in England unless the subject of the counterclaim was in issue and decided in the proceedings before the New York Court; and

(iii)
(a) by virtue of the Protection of Trading Interests Act 1980, a judgment for multiple damages will not be enforceable and (b) under that Act, United Kingdom citizens and corporations and other persons carrying on business in the United Kingdom may recover sums paid under foreign judgments (including a United States Judgment) for multiple damages in excess of the compensation for the loss of the person in whose favour the foreign judgment was given.

11.
There will have been no contravention of the provisions of Section 21 of the FSMA provided that the contents of any communication within the scope of that section, made or caused to be made in the United Kingdom (or, in the case of a communication originating outside the United Kingdom, capable of having an effect in the United Kingdom) (within the meaning of that Act) were first approved by an authorised person for the purposes of that Act or the communication fell within one of the exceptions contained in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

12.
Neither the execution, delivery and performance by the Issuer of the Principal Agreements, nor the creation or issue of Notes, will of itself (a) result in any violation of the Memorandum or Articles of Association of the Issuer or (b) any violation in any material respect of any applicable mandatory provision of English law or regulation of general application binding on the Issuer.

Exhibit 4.1

_____________________________________________________________

LLOYDS TSB BANK PLC

as Company,

LLOYDS BANKING GROUP PLC

as Guarantor,

and

THE BANK OF NEW YORK MELLON, LONDON BRANCH

as Trustee

_____________________________________________________________

SECOND SUPPLEMENTAL INDENTURE

RETAIL NOTES, SERIES B

dated as of November 25, 2011

to

THE SENIOR DEBT SECURITIES INDENTURE

dated as of January 21, 2011

_____________________________________________________________

This SECOND SUPPLEMENTAL INDENTURE (“Second Supplemental Indenture”), dated as of November 25, 2011, among LLOYDS TSB BANK PLC, a corporation incorporated in England and Wales with registered number 2065, as issuer (the “Company”), LLOYDS BANKING GROUP PLC, a corporation incorporated in Scotland with registered number 95000, as guarantor (the “Guarantor”) and THE BANK OF NEW YORK MELLON, a banking corporation duly organized and existing under the laws of the State of New York, acting through its London Branch, as trustee (the “Trustee”) having its Corporate Trust Office at One Canada Square, London E14 5AL.

WITNESSETH:

WHEREAS, the Company, the Guarantor and the Trustee have executed and delivered a Senior Debt Securities Indenture dated January 21, 2011 (the “Senior Indenture” and, together with this Second Supplemental Indenture, the “Indenture”) to provide for the issuance of the Company’s Senior Debt Securities (the “Securities”), including Retail Notes, Series B (as defined herein);

WHEREAS, the parties hereto desire to establish a series of Securities to be known as the “Retail Notes, Series B”. The Retail Notes, Series B may be issued from time to time in any number of tranches and any Securities issued as part of this series and any such tranches will constitute a single series of Securities under the Indenture and shall be included in the definition of “Securities” where the context so requires;

WHEREAS, the parties hereto desire to establish the form of the Securities designated as forming a part of the series of Retail Notes, Series B, which shall be evidenced by a Master Note (as defined below) and the Guarantee to be endorsed on such Master Note pursuant to Sections 2.01 and 3.01 of the Senior Indenture;

WHEREAS, the Securities forming a part of the series of Retail Notes, Series B shall have such terms as may be established from time to time in respect of any tranche pursuant to Section 3.01 of the Senior Indenture and as shall be further described in the applicable Pricing Supplement (as defined below), including, if specified in the relevant Security, a “Survivor’s Option” (as defined herein) for the beneficial Holder of the relevant Security;

WHEREAS, Section 9.01(f) of the Senior Indenture permits the Company, the Guarantor and the Trustee to enter into a supplemental indenture to establish the forms or terms of Securities of any series as permitted under Sections 2.01 and 3.01 of the Senior Indenture without the consent of Holders;

WHEREAS, Section 9.01(d) of the Senior Indenture permits the Company, the Guarantor and the Trustee to add to, change or eliminate any provisions of the Senior Indenture, subject to certain conditions;

WHEREAS, there are no Outstanding Securities of the Retail Notes, Series B created prior to the execution of this supplemental indenture;

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WHEREAS, the Board of Directors and the Guarantor Board of Directors have authorized the entry into this Second Supplemental Indenture, as required by Section 9.01 of the Senior Indenture; and

WHEREAS, the Company and the Guarantor have requested that the Trustee execute and deliver this Second Supplemental Indenture and whereas all actions required by it to be taken in order to make this Second Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms, have been taken and performed, and the execution and delivery of this Second Supplemental Indenture has been duly authorized in all respects,

NOW, THEREFORE, the Company, the Guarantor and the Trustee mutually covenant and agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.   Definition of Terms. For all purposes of this Second Supplemental Indenture:

(a)           a term defined anywhere in this Second Supplemental Indenture has the same meaning throughout;

(b)           capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Senior Indenture;

(c)           the singular includes the plural and vice versa;

(d)           headings are for convenience of reference only and do not affect interpretation;

(e)           for purposes of this Second Supplemental Indenture and the Senior Indenture, the term “series” shall mean the series of Securities designated as Retail Notes, Series B and shall include any tranche of Retail Notes (as defined below) issued as part of such series;

Section 1.02.   Addition and Amendment of Definitions.  The following definitions shall be added to the applicable definitions set forth in Section 1.01 of the Senior Indenture:

“Indenture” means the Senior Indenture as supplemented by the Second Supplemental Indenture.

“Master Note” has the meaning set forth in Section 2.01 of this Second Supplemental Indenture.

“Pricing Supplement” means a pricing supplement relating to a Retail Note.

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“Retail Note” means an obligation of the Company forming part of the series designated as Retail Notes, Series B represented by a Global Security (which is part of a  Master Note), into which the provisions of the applicable Pricing Supplement are incorporated by reference and deemed to be a part of as of the Original Issue Date specified on Schedule 1 to the relevant Master Note.

“Senior Indenture” means the senior debt securities indenture among the Company, the Guarantor and the Trustee dated January 21, 2011.

“Second Supplemental Indenture” means the second supplemental indenture to the Senior Indenture among the Company, Guarantor and Trustee dated November 25, 2011.

“Survivor’s Option” has the meaning set forth in Section 4.01 of this Second Supplemental Indenture.

“Securities” means the Company’s Senior Debt Securities.

 The following definition shall be amended and restated in its entirety in Section 1.01 of the Senior Indenture:

“Senior Debt Securities” has the meaning set forth in the recitals herein and more particularly means any series of Senior Debt Securities issued, authenticated and delivered under this Senior Debt Securities Indenture; provided that, where the Indenture provides for a Senior Debt Security to be executed, authenticated or delivered, such execution, authentication or delivery will be deemed to occur in respect of a Retail Note upon making by the Trustee of the notation required by the related Company Order on Schedule 1 to the relevant Master Note; and provided further, that where the Indenture provides for a Senior Debt Security to be delivered or surrendered for the purpose of cancellation, transfer or exchange, such delivery, or surrender will be deemed to occur in respect of a Retail Note upon the deletion or other appropriate modification or amendment with respect to such Retail Note on such Schedule 1.

ARTICLE 2
FORM OF RETAIL NOTES AND GUARANTEE

Section 2.01.   Master Retail Note. The form of any Security that is designated as a Retail Note shall be evidenced by one or more master global notes in registered form (each, a “Master Note”) substantially in the form of Exhibit A to this Second Supplemental Indenture and as may be determined from time to time pursuant to Company Orders pursuant to Section 3.01 of the Senior Indenture and in accordance with Section 3.02 of this Second Supplemental Indenture.

Section 2.02.   Form of Guarantee To Be Endorsed on Retail Note. The form of any Guarantee to be endorsed on any Master Note shall be substantially in the form of Exhibit B to this Second Supplemental Indenture.

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ARTICLE 3
THE RETAIL NOTES, SERIES B

Section 3.01.   Retail Notes Issuable in Tranches. The Retail Notes will be issued as part of the same series and may be issued in any number of tranches. For purposes of this  Second Supplemental Indenture, references to “series” in the Senior Indenture shall be deemed to refer to a tranche of the Retail Notes where the context so requires.

Section 3.02.   Authentication of the Master Note and the Retail Notes. Notwithstanding Section 1.02 of the Senior Indenture, for purposes of the Master Note and the Retail Notes, including any tranche of Retail Notes, issued under the Indenture, Section 3.03 of the Senior Indenture is amended and restated in its entirety and shall be replaced by Section 3.03.A and Section 3.03.B and shall read as follows:

Section 3.03.A.   Authentication of the Master Note.

The Master Note shall be executed on behalf of the Company by any Executive Officer. The signature of any Executive Officer on the Master Note may be manual or facsimile. Master Notes bearing the manual or facsimile signatures of individuals who were at the time proper officers of the Company shall bind the Company, notwithstanding that such individual has ceased to hold such office prior to the authentication and delivery of such Master Note or any tranche of Retail Notes.

At any time and from time to time after the execution and delivery of this Second Supplemental Indenture, the Company may deliver a Master Note in respect of the Retail Notes, Series B, together with, no later than 10:00 AM London time on the Business Day prior to an issuance date, a Company Order (an “MN Company Order”) for the authentication and delivery of such Master Note, and the Trustee in accordance with the MN Company Order shall authenticate and deliver such Master Note.

In authenticating any such Master Note and accepting the additional responsibilities under the Indenture in relation to such Master Note, the Trustee shall be entitled to receive (in the case of (b) below only at or before the time of the first request of the Company to authenticate any Master Note), and (subject to Section 6.01 of the Senior Indenture) shall be fully protected in relying upon:

(a)           the MN Company Order attaching the Master Note setting forth the terms thereof established pursuant to Section 3.01 of the Senior Indenture and stating the recitals contained in Section 1.02 of the Senior Indenture, including, that all conditions precedent for the authentication of such Master Note have been complied with; and

(b)          an Opinion of Counsel stating the recitals contained in Section 1.02 of the Senior Indenture and that (i) the form and terms of such Master Note have been

4

established in conformity with the provisions of the Indenture, and (ii) that this Second Supplemental Indenture constitutes valid and binding obligations of the Company and the Guarantor enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

The Trustee shall not be required to authenticate such Master Note if the authentication of such Master Note pursuant to this Second Supplemental Indenture will affect the Trustee’s own rights, duties or immunities under the Master Note and the Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Each Master Note shall be dated the date of its authentication.

No Master Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Master Note a certificate of authentication substantially in the form provided for in the Senior Indenture executed by or on behalf of the Trustee by manual signature, and such certificate upon any Master Note shall be conclusive evidence, and the only evidence, that such Master Note has been duly authenticated and delivered hereunder and that such Master Note is entitled to the benefits of the Indenture. Notwithstanding the foregoing, if any Master Note shall have been authenticated and delivered hereunder but there shall not have been any Retail Notes issued and sold by the Company in respect of such Master Note, and the Company shall deliver such Master Note to the Trustee for cancellation as provided in Section 3.09 of the Senior Indenture, for all purposes of the Indenture, such Master Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefit of the Indenture.

As many Retail Notes may be authenticated under a single related Master Note as the Company shall request from time to time by delivering RN Company Orders (as defined below) in respect of Retail Notes to be issued from time to time as described in Section 3.03.B.

Section 3.03.B.   Authentication of the Retail Notes.

Execution, authentication and delivery of any Retail Note shall be deemed to occur in respect of such Retail Note for purposes of the Indenture upon the making by the Trustee of the notation required by the related Company Order (an “RN Company Order”) on Schedule 1 to the relevant Master Note.

At any time and from time to time after the execution and delivery of this Second Supplemental Indenture, the Company may deliver a Pricing Supplement in respect of any Retail Note or tranche of Retail Notes, together with, no later than 10:00 AM London time on the Business Day prior to an issuance date, an RN Company Order for the authentication and delivery of such Retail Notes, and pursuant to the RN

5

Company Order, the Trustee shall make the notation required on Schedule 1 to the relevant Master Note.

In authenticating any such Retail Notes and accepting the additional responsibilities under the Indenture in relation to such Retail Notes, the Trustee shall be entitled to receive, and (subject to Section 6.01 of the Senior Indenture) shall be fully protected in relying upon, the RN Company Order attaching the Pricing Supplement(s) setting forth the terms of the Retail Note established pursuant to Section 3.01 of the Senior Indenture and (i) stating the recitals contained in Section 1.02 of the Senior Indenture, including, that all conditions precedent for the authentication of such Retail Note have been complied with and (ii) instructing the Trustee to make the notation required on Schedule 1 to the relevant Master Note.

In addition to all other duties of the Trustee in connection with the issuance of Retail Notes hereunder, the Trustee shall be required to maintain each of the Pricing Supplements and other documents from which the terms of the Retail Notes are incorporated by reference into any Master Note and to notate the issuance of any Retail Note thereunder as directed by any RN Company Order.

The Trustee shall not be required to authenticate such Retail Notes if the issue of such Retail Notes pursuant to this Second Supplemental Indenture will affect the Trustee’s own rights, duties or immunities under the Retail Notes and the Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Each Retail Note shall be dated the date of its authentication.

No Retail Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless the requisite notation appears on Schedule 1 to the relevant Master Note, and such notation upon Schedule 1 to the relevant Master Note shall be conclusive evidence, and the only evidence, that such Retail Note has been duly authenticated and delivered hereunder and that such Retail Note is entitled to the benefits of the Indenture. Notwithstanding the foregoing, if any Retail Note shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall instruct the Trustee to cancel such Retail Note as provided in Section 3.09 of the Senior Indenture and in accordance with Section 3.03 of this Second Supplemental Indenture, for all purposes of the Indenture, such Retail Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefit of the Indenture.

Section 3.03.   Cancellation, Transfer or Exchange of Retail Notes.  Where the Indenture provides for a Security to be delivered or surrendered for the purpose of cancellation, transfer or exchange, such delivery, or surrender will be deemed to occur in respect of a Retail Note upon the deletion or other appropriate modification or amendment with respect to such Retail Note on Schedule 1 to the relevant Master Note by the Trustee.

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Section 3.04.   Redemption or Repayment of Retail Notes.   In the event of redemption or repayment of a Retail Note, including, without limitation, any repayment made in connection with the exercise of a Survivor’s Option, in whole or in part, annotation of such redemption or repayment shall be made on Schedule 1 to the relevant Master Note by the Trustee.

Section 3.05.   Additional Securities; Additional Retail Notes. For purposes of the Retail Notes, including any tranche of Retail Notes, issued under the Indenture, Section 3.12 of the Senior Indenture is amended and restated in its entirety and shall read as follows:

Section 3.12.   Additional Securities; Additional Retail Notes. The Company may, from time to time, without the consent of the Holders of Securities of any series, issue  additional Securities in a new tranche of the series known as Retail Notes, Series B issued under the Indenture, guaranteed by the Guarantor and each such new tranche of Retail Notes, Series B shall have a separate CUSIP, ISIN and/or Common Code number, as applicable. The Company may also, from time to time, issue additional Retail Notes, Series B in respect of an existing tranche of Retail Notes, Series B; provided, however, that such additional Retail Notes, Series B must be fungible for U.S. federal income tax purposes with the tranche of Retail Notes, Series B to which they are being added or must be issued under a different CUSIP, ISIN and/or  Common Code number, as applicable. Any such additional Retail Notes, together with the Retail Notes of the applicable existing tranche, will constitute a single tranche of Retail Notes under this Second Supplemental Indenture and all such Retail Notes shall be included in the definition of “Securities” in the Indenture, in each case, where the context requires.

Section 3.06.   Retail Notes Form a Single Series. Any Retail Notes issued as part of the series of Securities designated as Retail Notes, Series B, in as many tranches as may be constituted thereunder, together with any other Retail Notes, will form a part of and constitute a single series of Securities under the Indenture and shall be included in the definition of “Securities” in the Indenture, in each case, where the context so requires.

Section 3.07.   Notice of Redemption. For purposes of the Retail Notes, including any tranche of Retail Notes, issued under the Indenture, Sections 11.02, 11.03 and 11.04 of the Senior Indenture are amended as follows:

The reference to “60 days prior to the Redemption Date” in Section 11.02 of the Senior Indenture and the reference to “30 calendar days prior to the Redemption Date” in Section 11.03 of the Senior Indenture are each amended and shall read as “5 Business Days prior to the Redemption Date.”

The reference to “not less than 30 nor more than 60 days prior to the Redemption Date” in Section 11.04 is amended and shall read as “not less than 5 Business Days or more than 60 calendar days prior to the Redemption Date” and the reference to “no less than 10 Business Days prior to the date of notice to Holders of Senior Debt

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Securities” is amended and shall read as “no less than 1 Business Day prior to the date of notice to the Holders of Senior Debt Securities.”

Section 3.08.   Optional Redemption Due to Changes in Tax Treatment. For purposes of the Retail Notes, including any tranche of Retail Notes, issued under the Indenture, the first paragraph of Section 11.08 of the Senior Indenture is amended and restated in its entirety and shall read as follows:

Section 11.08. Optional Redemption Due to Changes in Tax Treatment. Unless otherwise provided as contemplated by Section 3.01 of the Senior Indenture with respect to any tranche of Retail Notes, the Company and, if applicable, the Guarantor will have the option to redeem the Retail Notes of any tranche, as a whole but not in part, on not less than 5 Business Days’ or more than 60 calendar days’ notice, on the next Interest Payment Date, at a redemption price equal to 100% of the principal amount or, in the case of Original Issue Discount Retail Notes, the accreted face amount thereof, together with accrued interest, if any, or, in the case of any other Retail Notes the Company may issue, at the redemption price specified in such Retail Note (and premium, if any, thereon), in each case, together with accrued but unpaid interest, if any, in respect of such tranche of Retail Notes to the date fixed for redemption, if, at any time, the Company (or, if applicable, the Guarantor) shall determine that as a result of a change in or amendment to the laws or regulations of the Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or any change in the application or interpretation of such laws or regulations (including a decision of any court or tribunal) which change or amendment becomes effective or applicable on or after a date included in the terms of such Retail Notes pursuant to Section 3.01:

(a)           in making payment under the Retail Notes, the Company (or, if applicable, the Guarantor) has or will or would on the next Interest Payment Date become obligated to pay Additional Amounts;

(b)           the payment of interest on the next Interest Payment Date in respect of any of the Retail Notes would be treated as “a distribution” within the meaning of Chapter 2 of Part 23 of the Corporation Tax Act 2010 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being); or

(c)           on the next Interest Payment Date the Company (or, if applicable, the Guarantor) would not be entitled to claim a deduction in respect of the payment of interest in computing its United Kingdom taxation liabilities (or the value of such deduction to the Company would be materially reduced).

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ARTICLE 4
SURVIVOR’S OPTION

Section 4.01. Survivor’s Option. Unless otherwise provided with respect to any tranche of Retail Notes, if the terms of any Retail Note established in accordance with Section 3.01 of the Senior Indenture provide that the representative of a beneficial owner of such Retail Note shall have the option to elect repayment of such Retail Note following the death of the beneficial owner of such Retail Note (a “Survivor’s Option”), so long as such Retail Note was acquired by the beneficial owner of such Retail Note at least six months prior to the date of the request, the exercise of the Survivor’s Option shall be subject to the terms of this Article 4; provided, however, that if the terms of any such Retail Note conflict with any provision of this Article 4, the terms of such Retail Note shall govern. Pursuant to the valid exercise of the Survivor’s Option in accordance with this Article 4, the Company shall repay any Retail Note (or portion thereof) properly tendered for repayment pursuant to this Article 4 by or on behalf of the person that has authority to act on behalf of the deceased beneficial owner of a Retail Note under the laws of the appropriate jurisdiction (including, without limitation, the personal representative or executor of the estate of the deceased beneficial owner or surviving joint owner with such deceased beneficial owner) (the “Authorized Representative”) at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial ownership interest in such Retail Note plus any accrued and unpaid interest to, but excluding, the date of such repayment (or at a price equal to the amortized face amount for Original Issue Discount Retail Notes on the date of such repayment).

The death of a person holding a beneficial ownership interest in a Retail Note (a) with any person as a joint tenant with right of survivorship or (b) with his or her spouse as tenant by the entirety, tenant in common, as community property or in any other joint ownership arrangement, shall be deemed to be the death of the beneficial owner of the Retail Note, and the entire principal amount of the Retail Note so held shall be subject to repayment upon request. However, the death of a person holding a beneficial ownership interest in a Retail Note pursuant to this Article 4 as tenant in common with a person other than such deceased Holder’s spouse shall be deemed to be the death of a beneficial owner only with respect to the deceased person’s interest in the Retail Note, and only the deceased beneficial owner’s proportionate interest in the principal amount of the Retail Note shall be subject to repayment to the estate of the deceased beneficial owner upon application of the Authorized Representative.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests of ownership of a Retail Note shall be deemed to be the death of the beneficial owner of such Retail Note for purposes of this provision, regardless of whether such beneficial owner was the registered Holder of the Retail Note, if such beneficial ownership interest can be established to the satisfaction of the Determination Agent (as defined below). Such beneficial ownership interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or the Uniform Gifts to Minors Act, community property or other joint ownership

9

arrangements between spouses. Beneficial ownership interest shall be evidenced by such factors as the power to sell or otherwise dispose of the Retail Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on the Retail Note. In addition, the beneficial ownership interest shall be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in the Retail Note during his or her lifetime. In such cases the death of the nominee, custodian, trustee, guardian or committee shall not be deemed the death of the beneficial owner of the Retail Notes for purposes of the Survivor’s Option.

Retail Notes beneficially owned by a trust shall be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary’s interest in the trust (however, a trust’s beneficiaries collectively cannot be beneficial owners of more Retail Notes than are owned by the trust); provided that the beneficiary has a current interest in the trust, which may be evidenced by a current right to receive distributions or other proceeds from the trust. The death of a beneficiary of a trust shall be deemed the death of the beneficial owner of the Retail Notes beneficially owned by the trust to the extent of that beneficiary’s interest in the trust; however, only the death of all such individuals who are tenants by the entirety or joint tenants in a tenancy which is the beneficiary of a trust shall be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust shall be deemed the death of the beneficiary of the trust only with respect to the deceased Holder’s beneficial ownership interest in the Retail Note, unless spouses are the tenants in common, in which case only the death of both spouses shall be deemed the death of the beneficiary of the trust.

The Company has the discretionary right to limit the aggregate principal amount of Retail Notes as to which exercises of the Survivor’s Option shall be accepted from all Authorized Representatives in any calendar year to an amount equal to 2% of the aggregate principal amount per tranche of Retail Notes outstanding as of the end of the most recent calendar year (“Aggregate Put Limitation”). The Company also has the discretionary right to limit the aggregate principal amount of Retail Notes as to which exercises of the Survivor’s Option shall be accepted from the Authorized Representative for any individual deceased beneficial owner of such Retail Notes in any calendar year to $250,000 per tranche of Retail Notes (“Individual Put Limitation” and, together with the “Aggregate Put Limitation”, the “Put Limitations”).  In addition, the exercise of a Survivor’s Option for a principal amount of less than $1,000 or that would result in a Retail Note with a principal amount of less than $1,000 shall not be permitted, unless, however, the original principal amount of the Retail Note was less than $1,000; provided that in such case, the Survivor’s Option may be exercised but only for the full principal amount of any such Retail Note.

Barclays Bank PLC will act as determination agent (the “Determination Agent”) in connection with the Survivor’s Option. Requests for tenders of Retail Notes will be received by The Bank of New York Mellon, in its capacity as Document Administrator (the “Document Administrator”) on our behalf, and the Document Administrator will forward the relevant Survivor’s Option Documentation (as defined below) and any Survivor’s Option Reaffirmation Form (as defined below), if applicable, to the Determination Agent for review and acceptance. The Determination Agent will make the

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final determination regarding whether the Survivor’s Option Documentation and any Survivor’s Option Reaffirmation Form are in acceptable form. Acceptance of an exercise of a Survivor’s Option and determinations regarding the eligibility and validity of any exercise of a Survivor’s Option will be at the sole and reasonable discretion of the Determination Agent.

Any Retail Note (or portion thereof) tendered pursuant to a valid exercise of the Survivor’s Option may not be withdrawn in the calendar year in which it is tendered. Tenders of Retail Notes (or portions thereof) pursuant to valid exercises of the Survivor’s Option will be accepted in the order in which such Retail Notes are received by the Document Administrator, except for any Retail Note (or portion thereof) the acceptance of which would contravene any of the Put Limitations. Any Retail Note (or portion thereof) accepted for repayment pursuant to exercise of the Survivor’s Option shall be repaid on the first Survivor’s Option Payment Date that occurs 30 or more calendar days after the date of acceptance. Unless otherwise provided with respect to any tranche of Retail Notes, a “Survivor’s Option Payment Date” means February 15 and August 15 of each calendar year. In the event that a Retail Note (or any portion thereof) tendered for repayment pursuant to a valid exercise of the Survivor’s Option (including through a Survivor’s Option Reaffirmation Form (as described below)) is not accepted, the Document Administrator shall deliver a notice, by first-class mail to the Authorized Representative as set forth in the Survivor’s Option Documentation, that states the Determination Agent’s reason such Retail Note (or portion thereof) has not been accepted for repayment.

In order for a Survivor’s Option to be validly exercised with respect to any Retail Note (or portion thereof), the Authorized Representative and the broker or other entity through which the beneficial ownership interest in the Retail Notes is held by the estate of the deceased beneficial owner (the “Financial Institution”) must complete the Survivor’s Option Form of Notice, substantially in the form attached hereto as Appendix A (the “Form of Notice”) and the Authorized Representative must provide the Financial Institution with the following items (collectively, the “Survivor’s Option Documentation”): a completed Form of Notice, using the form attached hereto as Appendix A, including the (i) certifications that (A) the deceased was the beneficial owner of the Retail Note at the time of death and the interest in such Retail Note was acquired by the deceased beneficial holder at least six months prior to the date of the request, (B) the death of such beneficial owner has occurred and the date of such death and (C) the Authorized Representative has authority to act on behalf of the deceased beneficial owner; (ii) the Financial Institution currently holds such Retail Note as a direct participant or indirectly through a participant in DTC; (iii) if applicable, a properly executed assignment or endorsement; (iv) if the interest in such Retail Note is held (a) with any person in a joint tenancy with right of survivorship, (b) with the deceased beneficial owner’s spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, or (c) as tenant in common with a person other than his or her spouse, evidence satisfactory to the Determination Agent of such relationship; (v) if the interest in such Retail Note is held by a nominee, trustee, custodian or other person in a similar capacity, of the deceased beneficial owner, a certificate satisfactory to the Determination Agent from such nominee, trustee, custodian or similar person attesting to the deceased’s current beneficial ownership in such Retail Note; (vi) tax

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certifications and such other instruments or documents that the Determination Agent may reasonably require in order to establish the validity of the beneficial ownership of the Retail Notes and the claimant’s entitlement to payment; and (vii) any additional information the Determination Agent may reasonably require to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the Retail Notes.

In turn, the Financial Institution shall provide to the Document Administrator, and the Document Administrator shall forward to the Determination Agent, the Survivor’s Option Documentation. Upon acceptance by the Determination Agent, the Paying Agent, pursuant to a written instruction from the Determination Agent, shall be responsible for disbursing any payments to DTC, pursuant to exercise of the Survivor’s Option, to be forwarded by DTC to the appropriate Financial Institution for disbursement to the Authorized Representative.

In the event that a valid exercise of a Survivor’s Option is not accepted, or is not fully accepted, in a particular calendar year due to the application of the Put Limitations, the Determination Agent shall forward to the Document Administrator a Survivor’s Option Reaffirmation Form, substantially in the form attached hereto as Appendix B (a “Survivor’s Option Reaffirmation Form”), relating to the relevant Retail Note, which shall include the identification number assigned by the Document Administrator to each Survivor’s Option request upon receipt by it that relates to the relevant Retail Note and the request to exercise the Survivor's Option, or such other code used by the  Document Administrator to track and identify Survivor's Option requests. The Determination Agent shall take commercially reasonable steps to deliver to the Document Administrator such Survivor’s Option Reaffirmation Form by January 15 of each succeeding calendar year until the full amount of the Survivor’s Option has been paid (each such year shall be referred to in this section as a “Succeeding Year”).  The Document Administrator shall in turn forward the Survivor’s Option Reaffirmation Form to the relevant Financial Institution on or before February 5 of each Succeeding Year pursuant to a written instruction from the Determination Agent.

Each tendered Retail Note that is not accepted in any calendar year due to the application of the Put Limitations shall be considered to be tendered in the following calendar year only if an Authorized Representative and the relevant Financial Institution reaffirm the intent to exercise the Survivor’s Option by marking the appropriate box in the Survivor’s Option Reaffirmation Form and returning a completed copy thereof along with a copy of the previously submitted Survivor’s Option Documentation to the Document Administrator within 10 Business Days following the delivery by the Document Administrator of the Survivor’s Option Reaffirmation Form. The Financial Institution shall provide to the Document Administrator, and the Document Administrator shall forward to the Determination Agent, the Survivor’s Option Reaffirmation Form along with a copy of the previously submitted Survivor’s Option Documentation. Upon acceptance by the Determination Agent, the Document Administrator shall be responsible for disbursing any payments to DTC, pursuant to exercise of the Survivor’s Option, to be forwarded by DTC to the appropriate Financial Institution for disbursement to the Authorized Representative.

If the Financial Institution (on behalf of the Authorized Representative) marks the box in the Survivor’s Option Reaffirmation Form indicating an intent to withdraw an election

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to exercise the Survivor’s Option, the request to exercise the Survivor’s Option shall be withdrawn.  In addition, if a completed Survivor’s Option Reaffirmation Form is not returned to the Document Administrator within 10 Business Days following its delivery by the Document Administrator, the request to exercise the Survivor’s Option shall be deemed to have been withdrawn.

In the event that a request to exercise a Survivor’s Option is withdrawn or deemed to have been withdrawn, a request to exercise the Survivor’s Option may be reinstated only by completion of a new Form of Notice and resubmission of the other Survivor’s Option Documentation that is required in connection with a request to exercise a Survivor’s Option pursuant to the paragraphs above.  Any such subsequent resubmission shall again be subject to the conditions for exercise of a Survivor’s Option as well as the Put Limitations.

The amount that shall  be eligible for repayment pursuant to a valid submission of a Survivor’s Option Reaffirmation Form shall be equal to the difference between the amount specified in the initial request to exercise the Survivor’s Option less any portion of that amount actually repaid.  No amounts that are greater or less than such difference may be submitted for repayment pursuant to a Survivor’s Option Reaffirmation Form.  Amounts accepted for repayment following a submission of a Survivor’s Option Reaffirmation Form shall be repaid, subject to the Put Limitations, on the Survivor’s Option Payment Date that occurs 30 or more calendar days after the date of the acceptance by the Determination Agent of the request for repayment set forth in the Survivor’s Option Reaffirmation Form.

For the avoidance of doubt, a Survivor’s Option Reaffirmation Form shall be accepted only if it is executed by a person who would be considered an Authorized Representative as of the date of the Survivor’s Option Reaffirmation Form and by the relevant Financial Institution. All repayment requests included in a Survivor’s Option Reaffirmation Form shall be subject to the Put Limitations.

In respect of the exercise of any Survivor’s Option, separate Forms of Notice and Survivor’s Option Reaffirmation Forms, as the case may be, shall be delivered to the Document Administrator by the Financial Institution for each tranche of Retail Notes.

In the event that the Retail Notes are no longer represented by a Master Note, but instead by definitive certificates, the Authorized Representative of the deceased beneficial owner must deliver to the Document Administrator, and the Document Administrator shall forward to the Determination Agent, the same information noted above, to be delivered to the Financial Institution for exercise of the Survivor’s Option for a Master Note other than instructions to notify DTC, plus, if applicable, a properly executed assignment or endorsement.

In consultation with, and upon receipt of the prior written consent of Barclays Capital Inc., the Company retains the right to further limit the aggregate principal amount of Retail Notes as to which exercises of Survivor’s Options shall be accepted from all Authorized Representatives and from the Authorized Representative for any individual deceased

13

beneficial owner per tranche in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of Survivor’s Options generally shall be determined by the Determination Agent, which determination shall be final and binding to all parties.

ARTICLE 5
MISCELLANEOUS

Section 5.01.   Effect of Supplemental Indenture. Upon the execution and delivery of this Second Supplemental Indenture by each of the Company, the Guarantor and the Trustee, and the delivery of the documents referred to in Section 5.02 herein, the Senior Indenture shall be supplemented in accordance herewith, and this Second Supplemental Indenture shall form a part of the Senior Indenture for all purposes in respect of any Retail Notes.

Section 5.02.   Other Documents to Be Given to the Trustee. As specified in Section 9.03 of the Senior Indenture and subject to the provisions of Section 6.03 of the Senior Indenture, the Trustee shall be entitled to receive an Officers’ Certificate and an Opinion of Counsel stating the recitals contained in Section 1.02 of the Senior Indenture, and in the case of such Opinion of Counsel, that this Second Supplemental Indenture is permitted by the Senior Indenture, conforms to the requirements of the Trust Indenture Act, and (subject to Section 1.03 of the Senior Indenture) constitutes valid and binding obligations of the Company and the Guarantor enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, as conclusive evidence that this Second Supplemental Indenture complies with the applicable provisions of the Senior Indenture.

Section 5.03.   Confirmation of Indenture. The Senior Indenture, as supplemented and amended by this Second Supplemental Indenture, is in all respects ratified and confirmed, and the Senior Indenture, this Second Supplemental Indenture and all indentures supplemental thereto shall, in respect of any Retail Notes, be read, taken and construed as one and the same instrument. This Second Supplemental Indenture constitutes an integral part of the Senior Indenture with respect to the Retail Notes. In the event of a conflict between the terms and conditions of the Senior Indenture and the terms and conditions of this Second Supplemental Indenture, the terms and conditions of this Second Supplemental Indenture shall prevail with respect to the Retail Notes.

Section 5.04.   Concerning the Trustee. The Trustee does not make any representations as to the validity or sufficiency of this Second Supplemental Indenture. The recitals and statements herein are deemed to be those of the Company and the Guarantor and not the Trustee. In entering into this Second Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Senior Indenture relating to the conduct of or affecting the liability of or affording protection to the Trustee.

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Section 5.05.   Governing Law. This Second Supplemental Indenture, the Retail Notes and the Guarantee shall be governed by and construed in accordance with the laws of the State of New York, irrespective of conflicts of laws principles, except that the authorization and execution by the Company and the Guarantor of this Second Supplemental Indenture, the Retail Notes and the Guarantee shall be governed by (in addition to the laws of the State of New York relevant to execution) the respective jurisdictions of the Company, the Guarantor and the Trustee, as the case may be.

Section 5.06.   Separability. In case any provision contained in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 5.07.   Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first written above.

LLOYDS TSB BANK PLC, as Company

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

LLOYDS BANKING GROUP PLC, as Guarantor

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

THE BANK OF NEW YORK MELLON, LONDON BRANCH, as Trustee

By:	/s/Paul Cattermole
	Name:	Paul Cattermole
	Title:	Vice President

[Signature Page to Second Supplemental Indenture]

APPENDIX A

SURVIVOR’S OPTION FORM OF NOTICE (THIS “FORM”)

Lloyds TSB Bank plc
Retail Notes, Series B
CUSIP NUMBER: _____________(the “Notes”)
Pricing Supplement Number:________________
fully and unconditionally guaranteed by Lloyds Banking Group plc

To: Barclays Bank PLC, as determination agent in connection with the Notes (the “Determination Agent”)
To: The Bank of New York Mellon, London Branch, as Document Administrator in connection with the Notes

The undersigned financial institution (the “Financial Institution”) represents the following:

•
The Financial Institution has received a request for repayment from the executor or other authorized representative (the “Authorized Representative”) of the deceased beneficial owner listed below (the “Deceased Beneficial Owner”) of Notes.

•
At the time of his or her death, the Deceased Beneficial Owner owned Notes in the principal amount listed below, and the Financial Institution currently holds such Notes as a direct participant or indirectly through a participant in The Depository Trust Company (the “Depositary”).

•	The Deceased Beneficial Owner had purchased such Notes (either in an initial or subsequent sale of the Notes) at least six months prior to the date of this Form.

The Financial Institution represents, to the best of its knowledge, the following:

• • • •
Attached hereto as Exhibit A are valid, true and correct copies of the death certificate or other instrument duly evidencing the death of the Deceased Beneficial Owner.

Attached hereto as Exhibit B are valid, true and correct copies of an instrument that duly evidences the authority of the Authorized Representative to exercise the Survivor’s Option on behalf of the Deceased Beneficial Owner.

Attached hereto as Exhibit C are valid, true and correct copies of the written payment request of the Authorized Representative.

Attached hereto as Exhibit D are valid, true and correct copies of tax certification or other instruments or documents that establish the validity of beneficial ownership of the Notes for the six-month period prior to the date of this Form of the Deceased Beneficial Owner and the claimant’s entitlement to payment.

The Financial Institution agrees to the following terms:

•	The Financial Institution shall follow the instructions (the “Instructions”) accompanying this Form.

•
The Financial Institution shall retain and make all records specified in the Instructions supporting the above representations available to the Determination Agent for inspection and review within five business days of the Determination Agent’s request.

•
If the Financial Institution or the Determination Agent, in either’s reasonable discretion, deems any of the records specified in the Instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and the Determination Agent may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify the Determination Agent immediately, and the Determination Agent shall have ultimate discretion with respect thereto.

•	Other than as described in the applicable prospectus supplement or the pricing supplement relating to the Notes (the “Disclosure Documents”), repayment elections may not be withdrawn.

•
The Financial Institution agrees to indemnify and hold harmless Lloyds TSB Bank plc, Lloyds Banking Group plc, Barclays Bank PLC, Barclays Capital Inc. and The Bank of New York Mellon, London Branch, against and from any and all claims, liabilities, costs, losses, suits and damages resulting from the Financial Institution’s above representations and request for repayment on behalf of the Authorized Representative.

(1)
Name of Deceased Beneficial Owner

(2)
Date of Death

(3)
Name of Authorized Representative Requesting Repayment

(4)
Signature of Authorized Representative Requesting Repayment

(5)
Name of Financial Institution Requesting Repayment

(6)
Signature of Representative of Financial Institution Requesting Repayment

(7)
Principal Amount of Requested Repayment

(8)
Date of Election

(9)	Financial Institution Representative:

Name:
Phone Number:
Fax Number:
Mailing Address (no P.O. Boxes):
Email Address: Participant DTC Number:
(10)	Wire instructions for payment:

Bank Name:
ABA Number:
Account Name:
Account Number:
Reference (optional):

TO BE COMPLETED BY THE DETERMINATION AGENT:
(11)
(A) Election Number*:
(B) Delivery and Payment Date:
(C) Principal Amount:
(D) Accrued Interest:
(E) Date of Receipt of Form by the Determination Agent:
(F) Date of Acknowledgment by the Determination Agent:

* To be assigned by the Determination Agent upon receipt of this Form. An acknowledgment, in the form of a copy of this document with the assigned Election Number, will be returned to the party and location designated on line (9) above.

INSTRUCTIONS FOR COMPLETING SURVIVOR’S OPTION FORM OF NOTICE

Capitalized terms used and not defined herein have the meanings defined in the accompanying Survivor’s Option Form of Notice (the “Form”).  The terms of the repayment option are governed by the applicable prospectus supplement and the related pricing supplement (the prospectus supplement and the related pricing supplement are hereinafter, individually and/or collectively, as the case may be, referred to as the “Disclosure Document”) that the beneficial owner received at the time he, she or it purchased the Notes.  In the event of any inconsistencies, the Disclosure Document will govern.

A. Collect and retain (1) satisfactory evidence of the authority of the Authorized Representative, (2) satisfactory evidence of death of the Deceased Beneficial Owner, (3) satisfactory evidence that the Deceased Beneficial Owner beneficially owned, at the time of his or her death, and had owned for a period of at least six months prior to the date of the Form to which these Instructions are attached, the Notes being submitted for repayment and (4) any necessary tax certifications.

For purposes of determining whether the Determination Agent will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:

•
The death of a person holding a beneficial ownership interest in the Notes: (1) with any person in a joint tenancy with right of survivorship or (2) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of the beneficial owner of those Notes, and the entire principal amount of the Notes held in this manner will be subject to repayment by Lloyds TSB Bank plc upon request.  However, the death of a person holding a beneficial ownership interest in a Note as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to the deceased person’s interest in the Note, and only the deceased beneficial owner’s proportionate interest in the principal amount of the Note will be subject to repayment.

•
The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a Note will be deemed the death of the beneficial owner of that Note for purposes of the Survivor’s Option, regardless of whether such beneficial owner was the registered holder of the Note, if such beneficial ownership interest can be established to the satisfaction of the Determination Agent. Such beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between spouses. Beneficial ownership interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note. In addition, such beneficial ownership interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in a Note during his or her lifetime. In these cases, the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of a Note for purposes of the Survivor’s Option.

•
Notes beneficially owned by a trust will be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary’s interest in the trust (however, a trust’s beneficiaries collectively cannot be beneficial owners of more notes than are owned by the trust); provided that the beneficiary has a current interest in the trust, which may be evidenced by a current right to receive distributions or other proceeds from the trust. The death of a beneficiary of a trust will be deemed the death of the beneficial owner of the notes beneficially owned by the trust to the extent of that beneficiary’s interest in the trust; however, only the death of all such individuals who are tenants by the entirety or joint tenants in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust only with respect to the deceased holder’s beneficial ownership interest in the note, unless spouses are the tenants in common, in which case only the death of both spouses will be deemed the death of the beneficiary of the trust.

B.
 1.      Indicate the name of the Deceased Beneficial Owner on line (1).

 2.      Indicate the date of death of the Deceased Beneficial Owner on line (2).

 3.      Indicate the name of the Authorized Representative requesting repayment on line (3).

 4.      Instruct the Authorized Representative to sign on line (4).

 5.      Indicate the name of the Financial Institution requesting repayment on line (5).

 6.      Affix the authorized signature of the Financial Institution’s representative on line (6). THE SIGNATURE MUST BE MEDALLION SIGNATURE GUARANTEED.

 7.      Indicate the principal amount requested for repayment on line (7).

 8.      Indicate the date this Form was completed on line (8).

 9.      Indicate the name, mailing address (no P.O. boxes, please), telephone number and facsimile-transmission number of the party to whom the acknowledgment of this election may be sent on line (9).

10.     Indicate the wire instruction for payment on line (10).

11.     Leave lines (A), (B), (C), (D), (E) and (F) blank.

12.     Mail or otherwise deliver an original copy of the completed Form to:

Physical presentations should be mailed to:

The Bank of New York Mellon
Global Corporate Trust Service - Survivor Options Processing
2001 Bryan Street - 9th floor
Dallas, Texas 75201

Inquiries should be addressed to:
Telephone: 1-800-254-2826

WRITTEN: SURVIVOR_OPTIONS@BNYMELLON.COM

APPENDIX B

SURVIVOR’S OPTION REAFFIRMATION FORM

Lloyds TSB Bank plc
Retail Notes, Series B
Document Administrator I.D. Number: _________
CUSIP NUMBER: _____________(the “Notes”)
Pricing Supplement Number:________________
fully and unconditionally guaranteed by Lloyds Banking Group plc

To: Barclays Bank PLC, as determination agent in connection with the Notes (the “Determination Agent”)
To: The Bank of New York Mellon, London Branch, as Document Administrator in connection with the Notes (the “Document Administrator”)

Dear Sir or Madam:

☐  The undersigned financial institution (the “Financial Institution”) affirms that the executor or other authorized representative (the “Authorized Representative”) of the deceased beneficial owner listed below (the “Deceased Beneficial Owner”) of $______________ Retail Notes, Series B (CUSIP No.       ) (the “Notes”) has reaffirmed its original request for repayment of $__________ of the Notes.  The original request for repayment is attached as Exhibit A (the “Survivor’s Option Form of Notice”).

Wire Instructions (if different from the Wire Instructions included in the Survivor’s Option Form of Notice):

________________________

________________________

OR

☐The undersigned Financial Institution affirms that the Authorized Representative has withdrawn its request for repayment of $ ____________ of the Notes.

The undersigned Financial Institution hereby agrees and acknowledges that by execution of this Survivor’s Option Reaffirmation Form it is deemed to have remade as of the date hereof the representations, agreements and covenants contained in the Survivor’s Option Form of Notice that accompanies this Survivor’s Option Reaffirmation Form.

FAILURE TO SUBMIT THIS SURVIVOR’S OPTION REAFFIRMATION FORM WITHIN 10 BUSINESS DAYS TO THE DOCUMENT ADMINISTRATOR WILL BE DEEMED TO CONSTITUTE WITHDRAWAL.

Physical presentations should be mailed to:

The Bank of New York Mellon
Global Corporate Trust Service - Survivor Options Processing
2001 Bryan Street - 9th floor
Dallas, Texas 75201

Inquiries should be addressed to:
Telephone: 1-800-254-2826

WRITTEN: SURVIVOR_OPTIONS@BNYMELLON.COM

Sincerely,

Financial Institution

Name: _______________________
Title: ________________________
Date: ________________________

_____________________________
Signature of Representative of Financial Institution

Consented to by:

Authorized Representative

Name: _______________________
Date: ________________________

_____________________________
Signature of Authorized Representative

Name of Deceased Beneficial Owner: _________________________

EXHIBIT A

FORM OF MASTER RETAIL NOTE, SERIES B

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Company or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of DTC (and any payment is made to Cede & Co. or such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless otherwise defined herein, all terms used in this Master Retail Note (this “Note”) that are defined in the Indenture shall have the meanings assigned to them in the Indenture (as defined on the reverse hereof).

This Note is a Global Security within the meaning of the Indenture and represents one or more obligations of Lloyds TSB Bank plc, a public limited company incorporated under the laws of England and Wales, (the “Company,” which term includes any successor person under the Indenture), which are designated as Retail Notes, Series B (the “Retail Notes”) and which may be issued by the Company from time to time in one or more offerings up to the aggregate principal amount of Securities authorized by the Company to be issued (each such obligation, a “Retail Note”). The terms of each Retail Note are and shall be reflected in this Note and in the applicable pricing supplement of the Company identified on Schedule 1 hereto (each such pricing supplement, a “Pricing Supplement”), which Pricing Supplement(s) are on file with the Trustee. With respect to each Retail Note, the provisions of the applicable Pricing Supplement are hereby incorporated by reference herein and are deemed to be a part of this Note as of the Original Issue Date specified on Schedule 1. Each reference herein to “this Note” includes and shall be deemed to refer to each Retail Note. All references in the Indenture to the “Securities of any series,” the “Securities of the relevant series,” the “Securities of such series” or any substantially similar phrase shall be deemed to include a Retail Note or Retail Notes, as the case may be, provided that all Retail Notes shall be deemed to constitute a single series of Securities for purposes of the Indenture where the context so requires.

With respect to each Retail Note, every term of this Note is subject to modification, amendment or elimination through the incorporation by reference of the applicable Pricing Supplement, whether or not the phrase “unless otherwise provided in the Pricing Supplement” or language of similar import precedes the term of this Note so modified, amended or eliminated. It is the intent of the parties hereto that, in the case of any conflict between the terms of a Pricing Supplement and the terms herein, the terms of the Pricing Supplement shall control over the terms herein with respect to the relevant Retail Note. Without limiting the foregoing, in the case of each Retail Note, the Holder of this Note is directed to the applicable Pricing Supplement for a description of certain terms of such Retail Note, including, as applicable, the manner of determining the principal amount of and interest, if any, on such Retail Note, the dates, if any, on which the principal amount of and interest, if any, on such Retail Note is determined and payable and whether a Survivor’s Option is applicable to such Retail Note.

Where the Indenture provides for a Security to be executed, authenticated or delivered, such execution, authentication and delivery shall be deemed to occur with respect to a Retail Note upon the making by the Trustee of the notation required by the related Company Order on Schedule 1.

Where the Indenture provides that a Security be delivered or surrendered for the purpose of cancellation, transfer or exchange, such delivery or surrender shall be deemed to occur in respect of a Retail Note upon the deletion or other appropriate modification or amendment with respect to such Retail Note on Schedule 1.

In the event of redemption or repayment of a Retail Note, including without limitation, any repayment made in connection with the exercise of a Survivor’s Option,  in whole or in part, annotation of such redemption or repayment shall be made on Schedule 1 by the Trustee.

Unless otherwise specified in the applicable Pricing Supplement, Retail Notes are issuable only as a registered obligations without coupons in denominations of $1,000 and any integral multiple in excess thereof.

This Note is a “Master Note,” which term means a Global Security that provides for incorporation therein of the terms of Retail Notes by reference to the applicable Pricing Supplement, substantially as contemplated herein.

LLOYDS TSB BANK PLC
RETAIL NOTES, SERIES B

Fully and Unconditionally Guaranteed by
LLOYDS BANKING GROUP PLC

REGISTERED

NUMBER _______________

The Company, for value received, hereby promises to pay to CEDE & CO.,  or registered assignees, the principal amount of each Retail Note at the Maturity Date (except to the extent redeemed or repaid prior to maturity), and to pay interest thereon, if provided for in the Pricing Supplement, until the principal amount is paid, in the manner set forth in the applicable Pricing Supplement.

Payment of the principal amount of (and premium, if any), and any interest on, this Note shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Such payment shall be made to the Holder including through a Paying Agent of the Company outside the United Kingdom for collection by the Holder.

As used herein, “Business Day” means any weekday that is not a legal holiday in New York, New York, London, England, or any other place of payment of this Note, and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

The due and punctual payment by the Company of the principal of and interest on, and any additional amounts with respect to, this Note when and as the same shall become due and payable is fully and unconditionally guaranteed by the Guarantor.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose; provided that where the Indenture provides for a Security to be executed, authenticated or delivered, such execution, authentication and delivery shall be deemed to occur with respect to a Retail Note upon the making by the Trustee of the notation required by the related Company Order on Schedule 1, and provided further that, where the Indenture provides that a Security be delivered or surrendered for the purpose of cancellation, transfer or exchange, such delivery or surrender shall be deemed to occur in respect of a Retail Note upon the deletion or other appropriate modification or amendment with respect to such Retail Note on Schedule 1.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

LLOYDS TSB BANK PLC

Dated:	By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Master Notes referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, as Trustee

Dated:	By:
Authorized Signatory:

 [Reverse of Note]

LLOYDS TSB BANK PLC
MASTER NOTE

This Note is one of a duly authorized issue of Notes of the Company and fully and unconditionally guaranteed by the Guarantor. This Note is issuable under a Senior Debt Securities Indenture dated as of January 21, 2011 among the Company, the Guarantor and The Bank of New York Mellon, London Branch, as trustee (the “Trustee,” which term includes any successor trustee for the Retail Notes, Series B under the Indenture), as supplemented by the Second Supplemental Indenture dated as of November 25, 2011 among the Company, the Guarantor, and the Trustee (such Senior Debt Securities Indenture supplemented by such Second Supplemental Indenture and as may be supplemented or amended from time to time, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities of the Company, the Guarantor, the Trustee and holders of the Notes and the terms upon which this Note is to be authenticated and delivered. The amount of the series of Retail Notes, Series B may be increased at any time. The Retail Notes may bear different dates, mature at different times, bear interest at different rates and vary in such other ways as are provided in the Indenture.

The Company may, from time to time, without the consent of the Holders of Securities of any series, issue additional Retail Notes in a new tranche of the series known as Retail Notes, Series B issued under the Indenture, guaranteed by the Guarantor and each such new tranche of Retail Notes, Series B shall have a separate CUSIP, ISIN and/or Common Code number, as applicable. The Company may also, from time to time, issue additional Retail Notes in respect of an existing tranche of Retail Notes, Series B; provided, however, that such additional Retail Notes must be fungible for U.S. federal income tax purposes with the tranche of Retail Notes, Series B to which they are being added or must be issued under a different CUSIP, ISIN and/or  Common Code number, as applicable. Any such additional Retail Notes, together with the Retail Notes of the applicable existing tranche, will constitute a single tranche of Retail Notes under the Second Supplemental Indenture and all such Retail Notes shall be included in the definition of “Securities” in the Indenture where the context requires.

 This Note will initially be issued in the form of one or more global Notes (each, a “Global Security”). Except as provided in the Indenture, a Global Security shall not be exchangeable for one or more definitive Securities.

The Retail Notes represented by this Note will constitute unsecured and unsubordinated obligations of the Company and the Guarantor, as described herein, and will rank pari passu without any preference among themselves.

If an Event of Default with respect to the Retail Notes, Series B shall have occurred and be continuing, the Trustee or the holder or holders of not less than 25% in aggregate principal amount of the Outstanding Retail Notes, Series B may declare the principal amount of, and any accrued interest on, all the Retail Notes, Series B to be due and payable immediately, in the manner, with the effect and subject to the conditions provided in the Indenture.

If an Event of Default with respect to the Retail Notes, Series B shall have occurred and be continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of holders of Retail Notes, Series B by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or in aid of the exercise of any power granted thereon, or to enforce any other proper remedy, including the institution of proceedings in England or Scotland (but not elsewhere) for the winding up of the Company or the Guarantor, respectively.

By acceptance of this Note, the holder will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to such Retail Notes that it might otherwise have against the Company or the Guarantor, respectively, whether before or during a winding-up of the Company or the Guarantor, respectively.

The Bank of New York Mellon, London Branch, at its corporate trust office in London, acts as the paying agent (the “Paying Agent,” which term includes any additional or successor Paying Agent appointed by the Company) with respect to this Note.

Interest payments on the Retail Notes will include interest accrued to but excluding the Interest Payment Dates or the Maturity Date (or any earlier redemption or repayment date), as the case may be. Unless otherwise specified in the applicable Pricing Supplement, interest payments for the Retail Notes will be computed and paid on the basis of a 360-day year of twelve 30-day months.

In the case where the Interest Payment Date or the Maturity Date (or any redemption or repayment date) does not fall on a Business Day, payment of interest, premium, if any, or principal otherwise payable on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or on the Maturity Date (or any redemption or repayment date), and no interest on such payment shall accrue for the period from and after the Interest Payment Date or the Maturity Date (or any redemption or repayment date) to such next succeeding Business Day.

Except to the extent otherwise specified in the applicable Pricing Supplement, all payments on any Retail Note will be made by the Company or Guarantor, as the case may be, without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (the “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If deduction or withholding of any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings shall at any time be required by the Taxing Jurisdiction, the Company will pay such additional amounts on, or in respect of, the principal amount of, premium, if any, and interest, if any, on the applicable Retail Notes (“Additional Amounts”) as may be necessary in order that the net amounts paid to the holder of this Note, after such deduction or withholding, shall equal the amounts that would have been payable in respect of this Note had no such deduction or withholding been required; provided, however, that the foregoing will not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding that would not have been payable or due but for the fact that:

(i)           the holder or the beneficial owner of a Retail Note is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or is physically present in, the Taxing Jurisdiction or otherwise has some connection with the Taxing Jurisdiction other than the holding or ownership of such Retail Note, or the collection of any payment of (or in respect of) principal of, premium, if any, or interest, if any, on, such Retail Note;

(ii)          except in the case of a winding up of the Company in the United Kingdom, a Retail Note is presented (where presentation is required) for payment in the United Kingdom;

(iii)         a Retail Note is presented (where presentation is required) for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the holder would have been entitled to such Additional Amount on presenting (where presentation is required) the same for payment at the close of such 30-day period;

(iv)         the holder or the beneficial owner of a Retail Note or the beneficial owner of any payment of (or in respect of) the principal of, premium, if any, or interest, if any, on such Retail Note failed to comply with a request of the Company, or its liquidator or other authorized person addressed to the holder (x) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (y) to make any declaration or other similar claim to satisfy any requirement, which in the case of (x) or (y), is required or imposed by a statute, treaty, regulation or administrative practice of the Taxing Jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(v)          the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusion of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(vi)         A Retail Note is presented (where presentation is required) for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting (where presentation is required) such Retail Note to another paying agent in a Member State of the European Union; or

(vii)        any combination of clauses (i) through (vi) above;

nor shall Additional Amounts be paid with respect to the principal of (and premium, if any) or interest, if any, or any payments on, or in respect of, a Retail Note to any holder who is a fiduciary or partnership or settlor with respect to such fiduciary or a member of such partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of any Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts, had it been the holder.

References herein to the payment of the principal of (and premium, if any) or interest, if any, or any payments on, or in respect of, a Retail Note shall be deemed to include mention of the payment of Additional Amounts provided for in the foregoing paragraph to the extent that, in such context, Additional Amounts are, were or would be payable under the foregoing provisions.

Except to the extent otherwise specified in the applicable Pricing Supplement, any Retail Note is redeemable, as a whole but not in part, at the option of the Company or the Guarantor, on not less than 5 Business Days’ nor more than 60 days’ notice to the holders of the relevant Retail Note at any time before the Maturity Date, at a redemption price equal to 100% of the principal amount or, if such Retail Notes are Original Issue Discount Securities, the accreted face amount thereof, or at a redemption price set forth in the applicable Pricing Supplement, in each case, together with accrued but unpaid interest to the date fixed for redemption, if, at any time, the Company or the Guarantor, as the case may be, shall determine that as a result of a change in or amendment to the laws or regulations of the Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or any change in the official application or interpretation of such laws or regulations (including a decision of any court or tribunal) which change or amendment becomes effective on or after the date on which the pricing terms relating to such Retail Notes are established:

(a)           in making any payment on the applicable Retail Note, it has or will or would on the next payment date become obligated to pay Additional Amounts;

(b)           the payment of interest on the next Interest Payment Date in respect of the applicable Retail Note would be treated as a “distribution” within the meaning of Chapter 2 of Part 23 of the Corporation Tax Act 2010 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being); or

(c)           on the next Interest Payment Date the Company (or, if applicable, the Guarantor) would not be entitled to claim a deduction in respect of such payment of interest in computing its United Kingdom taxation liabilities (or the value of such deduction to the Company (or, if applicable, the Guarantor) would be materially reduced).

If the Company or the Guarantor elects to redeem any Retail Note or a portion of such Retail Note, the relevant Retail Note or such portion of the relevant Retail Note will cease to accrue interest, if any, from the date of redemption, provided the redemption price has been paid in accordance with the Indenture.

Upon payment of (i) the amount of principal so declared due and payable and (ii) accrued and unpaid interest, if any (or, if the relevant Retail Notes are Original Issue Discount Securities, the accreted face amount thereof), all of the Company’s (or, if applicable, the Guarantor’s) obligations in respect of the payment of the principal of, and accrued and unpaid interest, if any, on, the relevant Retail Note shall terminate.

If so indicated in the applicable Pricing Supplement, any Retail Note may be redeemed in whole or in part at the option of the Company on or after the initial redemption date and on the terms set forth in such Pricing Supplement, together with interest accrued and unpaid hereon to the date of redemption. Notice of redemption shall be mailed to the registered holders of the Retail Note designated for redemption at their addresses as the same shall appear on the register not less than 5 Business Days nor more than 60 days prior to the date fixed for redemption or within the redemption notice period specified in the applicable Pricing Supplement, subject to all the conditions and provisions of the Indenture.

If so specified in the applicable Pricing Supplement, a Retail Note will be subject to repayment at the option of the holder on the optional repayment date or dates and on the terms specified in such Pricing Supplement.

In case this Note shall at any time become mutilated, defaced or be destroyed, lost or stolen and this Note or evidence of the loss, theft or destruction thereof (together with the indemnity hereinafter referred to and such other documents or proof as may be required in the premises) shall be delivered to the Trustee, the Company may execute (and the Guarantee shall be endorsed thereon by the Guarantor) and the Trustee shall authenticate and deliver in exchange therefor a new Note of the same series containing identical terms and provisions and of like amount, and bearing a number not contemporaneously outstanding, and, if this Note is destroyed, lost or stolen, only upon receipt of evidence satisfactory to the Trustee, the Company and the Guarantor that this Note was destroyed or lost or stolen and, if required, upon receipt also of indemnity satisfactory to each of them. All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Note shall be borne by the owner of the Note mutilated, defaced, destroyed, lost or stolen.

So long as this Note shall be outstanding, each of the Company and the Guarantor will cause to be maintained an office or agency for the payment of the principal of and premium, if any, and interest on the Retail Notes as herein provided in the Borough of Manhattan, The City of New York, and an office or agency in said Borough of Manhattan for the registration, transfer and exchange as aforesaid of the Retail Notes. The Company or the Guarantor may designate other agencies for the payment of said principal, premium and interest at such place or places (subject to applicable laws and regulations) as the Company or the Guarantor may decide. So long as there shall be such an agency, the Company and the Guarantor shall keep the Paying Agent advised of the names and locations of such agencies, if any are so designated.

As set forth in, and subject to, the provisions of the Indenture, no holder of the Note will have the right to institute any proceeding with respect to the Indenture, this Note or any remedy thereunder; provided, however, that such limitations do not apply to a suit instituted by the holder hereof for the enforcement of payment of the principal or interest as and when the same shall have become due and payable in accordance with the terms hereof and the Indenture.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the right of the holder of any Retail Note, which is absolute and unconditional, to receive payment of the principal of (and premium, if any), and interest on, such Retail Note when due and payable in accordance with the provisions of this Note and the Indenture.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee, the Paying Agent and the Guarantor and any agent of the Company, the Trustee, the Paying Agent or the Guarantor may treat the holder in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Trustee, the Paying Agent, the Guarantor or any such agent shall be affected by notice to the contrary.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the Guarantor and the rights of the holders of the Securities of each series to be affected thereby by the Company and the Trustee with the consent of the holders of not less than a majority in principal amount of the Securities at the time outstanding of each such series. The Indenture also contains provisions permitting the holders of a majority in aggregate principal amount of the outstanding Securities of each series, on behalf of the holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the holder of this Note shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No recourse shall be had for the payment of the principal of, premium, if any, or the interest on any Retail Note, for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or of the Guarantor or of any successor corporation to the Company or Guarantor, either directly or through the Company or the Guarantor, as the case may be, or any such successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note may be registered on the Senior Debt Security Register of the registrar relating to this Note upon surrender of this Note for registration of transfer at the office or agency of the registrar designated by it pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the registrar duly executed by the holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Note will be governed by the laws of the State of New York.

Unless otherwise defined herein, all terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of the within Master Note shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	—	as tenants in common
TEN ENT	—	as tenants by the entireties
JT TEN	—	as joint tenants with right of survivorship and not as tenants in common

UNIF TRANS MIN ACT	—	_______________	Custodian _______________
(Cust.) (Minor)

Under Uniform Transfers to Minors Act

________________________________
(State)

Additional abbreviations may also be used though not in the above list.

________________________________
ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto ____________________________________________________

[PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS

INCLUDING ZIP CODE, OF ASSIGNEE]

_________________________________________________________________

_________________________________________________________________

Please Insert Social Security or Other Identifying Number of Assignee:

_______________________________

the within Master Note and all rights thereunder, hereby irrevocably constituting and appointing _____________________________________ Attorney to transfer said Master Note on the books of the Company, with full power of substitution in the premises.

Dated: _______________

(Signature Guaranteed)

NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Master Note in every particular, without alteration or enlargement or any change whatever and must be guaranteed.

Schedule 1

Schedule of Retail Notes
Pricing Supplement No.	CUSIP/ISIN Number and Title	Principal Amount	Original Issue Date	Interest Type	Interest Rate	Interest Payment Frequency	Maturity Date	Survivor’s Option (Y/N)	Increase in Principal Amount	First Interest Payment Date	First Interest Payment Amount	Decrease in Principal Amount	Transfer/ Redemption/ Repayment	Effective Date of: Increase/ Decrease/ Transfer/ Redemption/ Repayment	Trustee Notation

Schedule of Exchanges of Retail Notes
The following exchanges of a part of this Global Security for physical certificates or a part of another Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature of authorized officer of Trustee

EXHIBIT B

FORM OF GUARANTEE OF LLOYDS BANKING GROUP PLC

LLOYDS BANKING GROUP plc, a public limited company incorporated under the laws of Scotland, United Kingdom with its headquarters in London (the “Guarantor,” which term includes any successor guarantor under the Indenture) HEREBY UNCONDITIONALLY GUARANTEES (the “Guarantee”) to each holder of this Note the due and punctual payment of the principal of, any premium and interest on, and any Additional Amounts with respect to this Note provided for pursuant to the terms of this Note, when and as the same shall become due and payable, whether at maturity, by acceleration, redemption, repayment or otherwise, in accordance with the terms of this Note and of the Indenture. In case of the failure of the Company punctually to pay any such principal, premium, interest or Additional Amounts, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by the Company in accordance with the terms of this Note and of the Indenture.

All terms used in this Note which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

IN WITNESS WHEREOF, the Guarantor has caused this guarantee to be duly executed.

LLOYDS BANKING GROUP PLC
Dated:	By:
Name:
Title: